GIBRALTAR

2024 Annual Report

GIBRALTAR

Company Profile

Gibraltar is a leading manufacturer and provider of products and services for the residential, renewable energy, agtech and infrastructure markets. Our mission is to make life better for people and the planet, fueled by advancing the disciplines of engineering, science, and technology. We are innovating to reshape critical markets in sustainable power, comfortable and efficient living, and productive growing throughout North America. Furthermore, we strive to create compounding and sustainable value for our stockholders and stakeholders with strong and relevant leadership positions in higher growth, profitable end markets focused on addressing some of the world's most challenging opportunities. As part of our continuing operations at December 31, 2024, we operated thirty facilities, comprised of twenty-three manufacturing facilities, two distribution centers, and five offices, and were located in sixteen states, Canada and China. Our operational infrastructure provides the necessary scale to support regional and national customers in each of our markets. Our common stock is trading on the NASDAQ under the ticker symbol "ROCK".

Selected Financial Highlights (in thousands, except per share data)

GAAP		Years Ended December 31,		
		2024		2023
Net sales	$	1,308,764	$	1,377,736
Intangible asset impairment	$	11,300	$	3,797
Depreciation	$	16,656	$	16,139
Amortization	$	10,656	$	11,239
Income from operations	$	143,023	$	150,729
Interest (income) expense, net	$	(6,171)	$	3,002
Income before taxes	$	173,925	$	148,992
Provision for income taxes	$	36,585	$	38,459
Net income	$	137,340	$	110,533
Net income per share	$	4.46	$	3.59
Weighted average shares outstanding – Diluted		30,769		30,785

Adjusted Financial Measures		Years Ended December 31,		
		2024		2023
Adjusted net sales	$	1,308,764	$	1,361,953
Income from operations	$	168,019	$	173,074
Income before income taxes	$	172,957	$	169,895
Provision for income taxes	$	42,156	$	44,102
Net income	$	130,801	$	125,793
Net income per share	$	4.25	$	4.09
Weighted average shares outstanding – Diluted		30,769		30,785
Adjusted operating margin		12.8%		12.7%
Adjusted EBITDA	$	204,909	$	209,298
Adjusted EBITDA margin		15.7%		15.4%
Free cash flow	$	154,334	$	204,570
Free cash flow - % of adjusted net sales		11.8%		14.9%

Balance Sheet		December 31,		
		2024		2023
Current assets	$	651,332	$	462,251
Current liabilities	$	254,862	$	225,578
Total assets	$	1,419,410	$	1,256,451
Total debt	$	—	$	—
Total shareholders' equity	$	1,048,034	$	914,998
Capital expenditures, net	$	19,930	$	13,906

Note: Reconciliation of GAAP to Adjusted Financial Measures in the table above and in the following letter are shown in the Reconciliation of GAAP to Adjusted Financial Measures provided in final pages of this Annual Report.

GIBRALTAR

Dear Shareholders:

Gibraltar delivered solid performance in 2024 while experiencing slower end markets in our Residential and Renewables businesses. Consolidated net sales were down 5.0% to $1.31 billion while on an adjusted basis, operating margin, EBITDA margin, and EPS all expanded, with margin improvement in 3 of our 4 business segments. We generated $174 million in operating cash flow and $154 million in free cash flow, or 12% of net sales.

The collective performance of the Residential, Agtech, and Infrastructure businesses was also positive for the full year. Adjusted net sales were down slightly, 1.9% versus 3.9% for the total business, and operating income improved 12% with operating margin up 180 bps, and EBITDA improved 10% with EBITDA margin also up 180 bps. We delivered solid performance in these businesses as we worked through market and execution improvements in the Renewables business.

We further optimized our portfolio in 2024 and divested our residential electronic locker business, and in February 2025, we expanded our Agtech structures business with the acquisition of Lane Supply, an industry leader in the design, manufacture, and installation of structural canopies serving convenience stores, quick serve restaurants, travel centers, and food retailers.

As we enter 2025, we expect to deliver growth, solid margin expansion, and strong cash flow generation across the business. We expect participation gains to support growth in our existing businesses, our renewables business to improve execution, and revenue growth and margin contribution from the addition of Lane Supply in the Agtech segment. Ongoing investment in the organization, operating systems, and new products will further strengthen our ability to serve and grow with our customers.

Finally, we continue to invest in our three strategic pillars to drive performance – our business system, portfolio management, and organization development - while also remaining very focused on our core values – Make it Better, Make it Right, Make it Together, and Make an Impact.

We would like to thank our customers and suppliers, stakeholders, Board of Directors, and our organization, the people that make it happen each and every day. We look forward to another good year in 2025.

Sincerely,

William T. Bosway

Chairman of the Board, President and
Chief Executive Officer

March 31, 2025

Atlee Valentine Pope

Lead Independent Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 000-22462

GIBRALTAR

GIBRALTAR INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**16-1445150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3556 Lake Shore Road P.O. Box 2028 Buffalo , New York	**14219-0228**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (716) 826-6500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	**ROCK**	**NASDAQ Stock Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Emerging growth company ☐
Non-accelerated filer ☐	Smaller reporting company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

Aggregate market value of voting Common Stock held by non-affiliates of the registrant as of June 30, 2024 was: $2.1 billion.

As of February 17, 2025, the number of shares of Common Stock outstanding was: 30,355,836.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement to be filed for its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Form 10-K Index

		Page Number
PART I		
Item 1	Business	4
Item 1A	Risk Factors	13
Item 1B	Unresolved Staff Comments	21
Item 1C	Cybersecurity	21
Item 2	Properties	22
Item 3	Legal Proceedings	23
Item 4	Mine Safety Disclosures	23
PART II		
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
Item 6	Reserved	24
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	30
Item 8	Financial Statements and Supplementary Data	32
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	63
Item 9A	Controls and Procedures	63
Item 9B	Other Information	66
Item 9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	66
PART III		
Item 10	Directors, Executive Officers and Corporate Governance	67
Item 11	Executive Compensation	67
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	67
Item 13	Certain Relationships and Related Transactions, and Director Independence	67
Item 14	Principal Accountant Fees and Services	67
PART IV		
Item 15	Exhibits and Financial Statement Schedules	68
Item 16	Form 10-K Summary	71
	SIGNATURES	

Safe Harbor Statement

Certain information set forth herein includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and, therefore, are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, competition, strategies and the particular markets in which we operate. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in Item 1A “Risk Factors.” Those factors should not be construed as exhaustive and should be read with the other cautionary statements herein. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the particular markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained herein. In addition, even if our results of operations, financial condition and liquidity and the development of the particular markets in which we operate are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make herein speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

PART I

Item 1. *Business*

The Company

Gibraltar Industries, Inc. (the "Company") is a leading manufacturer and provider of products and services for the residential, renewable energy, agtech and infrastructure markets. The Company's mission is to make life better for people and the planet, fueled by advancing the disciplines of engineering, science, and technology. The Company is innovating to reshape critical markets in sustainable power, comfortable and efficient living, and productive growing throughout North America. Furthermore, the Company strives to create compounding and sustainable value for its stockholders and stakeholders with strong and relevant leadership positions in higher growth, profitable end markets focused on addressing some of the world's most challenging opportunities. The foundation of the Company's strategy is built on three core pillars: Business System, Portfolio Management, and Organization Development.

1. Business System reflects the necessary systems, processes, and management tools required to deliver consistent and continuous performance improvement, every day. The Company's business system is a critical enabler to grow, scale, and deliver its plans. The Company's focus is on deploying effective tools to drive growth, improve operating performance, and develop the organization utilizing 80/20 and lean quote-to-cash initiatives along with digital systems for speed, agility and responsiveness. The Business System pillar challenges existing operating paradigms, drives day-to-day performance, forces prioritization of resources, tests the Company's business models, and drives new product and services innovation.

2. Portfolio Management is focused on optimizing the Company’s business portfolio in higher growth markets with leadership positions while ensuring its financial capital and human resources are effectively and efficiently deployed to deliver sustainable, profitable growth while increasing its relevance with customers and shaping its markets.

3. Organization Development drives the Company’s continuous focus on ensuring it has the right design and structure to scale the organization in order to execute the Company’s plans and meet commitments. The

Company's focus is on creating an environment for our people to have the best opportunity for success, continue to develop, grow and learn. At core of this pillar is the Company's development process focused on helping employees reach their potential, improve performance, develop career roadmaps, identify ongoing education requirements, and respective succession plans. The Company believes doing so helps it attract and retain the best people to execute its business plans.

Corporate Social Responsibility

Corporate Social Responsibility is a key consideration in everything from the products the Company makes and the suppliers the Company engages with, to the Company's employment practices, business strategies, and future plans. The Company is committed to making a difference in the lives of the people the Company's businesses touch, and to creating meaningful impact every day through the Company's work and relationships.

A sense of responsibility to people and the planet is woven into the values that define the Company's purpose and drive the Company's culture. Every day the Company's choices and actions are governed by its values:

- **Make it better** - We challenge ourselves and our way of thinking every day to exceed the needs of our customers. We raise the bar - and set new standards.

- **Make it right** - We care about doing the right thing for each other, our customers, and communities by holding ourselves to the highest standards of ethics and safety.

- **Make it together** - We work collaboratively with our customers and each other - teamwork sets us apart. We work to create a culture that is inclusive of different perspectives and experiences.

- **Make an impact** - We are here to make a difference. We drive change and deliver meaningful value to our customers, investors, and community.

The Company's efforts are focused on delivering positive impact in three key areas:

- Our People: The safety, well-being, and success of our people is our top priority. We are dedicated to developing their potential as professionals and future leaders, drawing on the unique abilities of each team member to build a rich, inclusive culture of difference-makers.

- Our Communities: Sharing our success with the communities where we live and work is vital to our purpose. By supporting local nonprofits and institutions as investors and volunteers, we help build resilience and strengthen the bonds that will help our communities thrive.

- The World: Our work is firmly rooted in making life better for people and the planet; we innovate in the service of possibility, acting responsibly to create positive, lasting change in our world. We promote sustainability across our value chain, developing products and services for our customers that reduce environmental impact and improve quality of life.

The Company's businesses reflect the Company's purpose, values and desire to make a positive impact on the world. The Company continues to transform itself to focus on providing solutions to some of humanity's greatest challenges - from harnessing energy and growing food more sustainably, to living and working with greater ease, efficiency, and comfort.

This transformation positions the Company to play a significant role in sustainable development matters, building partnerships with key players that help advance critical technologies, strengthening the Company's Residential, Renewables, Agtech and Infrastructure businesses, and enabling the Company to better respond to humanity's evolving needs.

Segments

The Company serves customers primarily in North America including home improvement retailers, wholesalers, distributors, contractors, renewable energy (solar) developers, and institutional and commercial growers of fruits, vegetables, flowers and other plants. At December 31, 2024, the Company operated thirty facilities, which were comprised of twenty-three manufacturing facilities, two distribution centers, and five offices, and were located within sixteen states, Canada and China. The Company's operational infrastructure provides the necessary scale to support regional and national customers in each of its markets.

The Company operates and reports its results in the following four reporting segments:
- Residential
- Renewables
- Agtech
- Infrastructure

The following table summarizes the primary products and, where applicable, services, applications, and end markets for each segment:

Residential Segment

Products	Applications	End Market
Roof and foundation ventilation products	Ventilation	
Single point and centralized mail systems and package solutions	Secure storage for mail and package deliveries	Residential: new construction and repair and remodeling
Retractable awnings and gutter guards	Sun and wind protection; gutter protection	
Trims and flashings, metal roofing, rain dispersion, other accessories	Protection from water and other natural elements - roof integrity	

Renewables Segment

Products and Services	Applications	End Market
Design, engineering, manufacturing and installation of solar racking and electrical balance of systems	Commercial and distributed generation scale solar installations on any type of terrain	Solar developers; power companies; solar energy engineering, procurement, and construction ("EPC") contractors

Agtech Segment

Products and Services	Applications	End Market
Controlled environmental agriculture, and custom greenhouse solutions and structural canopies including the designing, engineering, manufacturing, full scope construction of the structure and integration of subsystems	Retail, fruits and vegetables, flowers, commercial, institutional and conservatories, car wash structures	Large scale indoor produce growers; retail garden centers; conservatories and botanical gardens; floriculture growers; agricultural research; car washes

Infrastructure Segment

Products	**Applications**	**End Market**
Engineered solutions for bridges, highways and airfields, including structural bearings, expansion joints, pavement seals, elastomeric concrete, bridge cable protection systems	Bridge and elevated highway construction, airport pavements	Commercial and transportation contractors and fabricators

The Company's operating businesses have established strong positions in attractive end markets by building core capabilities in innovation, new products and services, manufacturing and field operations, business systems, quality performance, along with a healthy balance sheet and the strength of our people. The Company will continue its focus of time, talent, and energy on strengthening its position in each market it serves.

Attractive End Markets. The Company's businesses are focused on maintaining healthy and efficient home environments, supporting mail and package delivery, solving global challenges accelerating renewable energy generation, increasing the supply of locally-grown and more sustainably-produced food and plants, and improving the country's transportation infrastructure and ways of transporting people.

Value-Added Products and Services. The Company provides optimal solutions to its customers: roof-related ventilation and weather protection to support healthy home environments; mail and package storage for home and retail and non-retail sites; racking, foundation, and electrical systems for photovoltaic solar systems, controlled environmental agriculture systems and custom commercial growing greenhouses for biologically grown food, floriculture, and other plants; and structural bearings, expansion joints and rubber products for bridges and other transportation structures. The Company's products and services are highly engineered, supported with intellectual property, and driven by effective business systems and IT infrastructure.

Commitment to Customers and Quality. The Company strives to be connected directly with its end customers, where it receives unfiltered feedback on performance, insight on customer problems and opportunities, and cooperation on ideas for new products, services, and business model optimization. The Company's commitment to quality is a core operating tenet, and its quality management systems are designed to ensure the Company delivers to meet customer and stakeholder expectations.

Strong Liquidity Profile. The Company strives to manage its cash resources to ensure sufficient liquidity to fund growth initiatives, support the seasonality of its businesses and manage effectively through economic cycles. As of December 31, 2024, the Company's liquidity was $664.6 million, including $269.5 million of cash and $395.1 million of availability under its revolving credit facility. The Company believes its low leverage and ample borrowing capacity, along with flexibility in its Credit Agreement, provides the Company with the financial capacity to fund its ongoing business requirements, strategic initiatives, and acquisition opportunities.

Recent Developments

On February 11, 2025, the Company purchased all the outstanding stock of Lane Supply, Inc., a privately held company that designs, manufactures and installs structural canopies serving the convenience store, travel center, food retail, and quick serve restaurant markets, for $120 million in an all cash transaction, subject to customary working capital and other adjustments. Lane Supply, Inc. will be reported as part of the Company's Agtech segment.

On December 17, 2024, the Company sold its electronic locker business within its Residential segment to a third party and received net proceeds of $28 million.

Customers and Products

The Company's customers are located primarily throughout North America. One customer, a home improvement retailer which purchases from the Residential segment, represented 12%, 13% and 14% of the Company's consolidated net sales for the years ended December 31, 2024, 2023 and 2022, respectively. No other customer in any segment or segments accounted for more than 10% of the Company's consolidated net sales.

Residential

The Residential segment serves both the residential repair and remodeling and new housing construction markets in North America with products and services including roof and foundation ventilation products, single point and centralized mail and package solutions, outdoor living space products (sun-shading), rain dispersion systems, metal roofing job site services, and other construction accessories. The Company's residential product offerings are sold through major retail home centers, building material wholesalers, building product distributors, roofing distributors, residential contractors, property management companies, manufactured housing dealers, postal services distributors and providers, and online directly to end consumers.

The Company's residential product offerings consist of roof edging and flashing, soffits and trim, drywall corner bead, metal roofing and accessories, rain dispersion products, including gutters and accessories, and exterior retractable awnings. Each of these product offerings can be sold separately or as part of a system solution. In addition, the Company's residential product offerings consist of mail and package solutions including single mailboxes, cluster style mail and parcel boxes for single and multi-family housing, and package locker systems.

The Company strives to improve its product-solution offerings while adapting to local and regional building codes and new products recently introduced include efficient-installation ventilation solutions, next generation single mailboxes, pipe flashings and remote-controlled deck awnings and valances for sun protection. The Company's ventilation and roof flashing products provide protection and extend the life of residential structures while providing a safer, healthier environment for residents. The Company's building products are manufactured primarily from galvanized and painted steel, anodized and painted aluminum, and various resins. The Company's cluster box mail delivery products provide delivery cost savings to the postal service while offering secure storage for delivered mail and packages.

The Company leverages its production capabilities and supply chain across the United States ("U.S.") while maintaining the capability to support the many local and regional customer requirements. The production facilities and processes are designed to provide a broad, but locally focused product range of residential products, and includes automated roll forming and injection molding, welding, stamping, and finished painting. The Company maintains its equipment through daily maintenance and a preventive maintenance program. In some cases, the Company sources products from third-party vendors to optimize cost and quality in order to provide the very best and affordable solution for customers.

Renewables

The Renewables segment designs, manufactures and installs solar energy mounting systems including foundation, racking, and electrical balance of systems for developers, EPCs and owners / operators of solar fields.

An integral part of solar projects is the design, engineering, and fabrication of unique structures and electrical balance of systems ("eBOS"), as well as the field installation of both, whether applied to a ground-mounted or carport systems. The Company provides both fixed tilt and tracker racking systems along with either a screw or pile driven foundation systems. Most of the Company's production is completed using computer numerical control machines, roll forming machines, laser cutters and other fabrication tools. The structural metal components are designed, engineered, fabricated and installed in accordance with applicable building codes.

New products introduced in recent years include screw-based racking and foundation solutions, operating software to optimize solar energy investments, and single-axis tracker systems. Recent product development efforts focused on increasing the amount of domestic content in the single-axis tracker system and integrating the Company's fixed tilt and tracker systems with a leading domestic manufacturer of solar modules. These efforts provide customers a clearer, more flexible route to securing valuable tax credit incentives tied to the domestic content included in solar projects. The Company's screw-based racking foundation offers rapid and secure installation on any terrain. The Company's operating software enables its team to optimize solar project design utilizing solar irradiance data and topography analysis to quickly and automatically generate multiple potential layouts for complex projects. The single-axis tracker systems support and adapt to a variety of site conditions while also reducing the typical civil work preparation and installation costs associated with projects. The patented design eliminates complexities incorporated in traditional systems, simplifying the operations and maintenance of the system, along with streamlining the installation process. Other products offered include solar racking systems for both carports and pile-driven ground mount systems and eBOS. Solar racking systems for carports serve as protection for cars from the effects of the sun and intense heat while providing a renewable energy source. Similarly, solar racking systems installed on idle land, such as solid waste landfills, or on challenging, rocky terrain, converts such land into a useful property by providing clean renewable power generating capabilities. An eBOS system supports the conversion of captured sunlight to direct current energy. The Company is a full eBOS solution provider, from combiner boxes that take multiple source circuits and combine them into a single output to pre-fabricated and customized wire harnesses and source circuit lengths which greatly shorten field installation time.

Agtech

The Agtech segment provides controlled environmental agriculture solutions for growing fruits, vegetables and flowers, supplies custom greenhouses and structural canopies for research, education, retail and commercial applications. Turnkey growing facilities, with the structure and multiple subsystems, are designed, integrated, manufactured, constructed and installed for large-scale indoor commercial growers of fruits and vegetables, plants and flowers, and agricultural research and development facilities with over 100 universities in the United States. Large scale greenhouse facilities are unique to a particular type of plant, vegetable, flower, or fruit, and require unique structures, growing systems, and the integration of the structure and the systems.

Infrastructure

The Infrastructure segment serves highway and bridge construction and airports through commercial and transportation contractors and fabricators. The Company's products include expansion joints, structural bearings, rubber pre-formed seals and other sealants, elastomeric concrete, and bridge cable protection systems. Infrastructure's products are manufactured primarily from plate, rail and structural steel along with various resin and rubber based materials. The products manufactured are highly engineered to meet the exact specifications for the particular project undertaken.

The Infrastructure Investment and Jobs Act has been the main funding source since 2022 with a five-year mission to modernize our nation's infrastructure. The Infrastructure segment has been a benefactor of the additional funding that has driven expansion in highway, bridge, and airport markets. The Company continues to expand into adjacent markets such as bridge protection systems, high speed and traditional rail, and telecom.

Engineering and Technical Services

The Company's business segments employ engineers and other technical personnel to perform a variety of key tasks which include the identification and implementation of improvements to its manufacturing process, redesign of its products for better performance, the development of new products and identification and execution of cost reduction activities. In addition, the Company's engineering staff employs a range of software to design highly specialized and technically precise products. In the Renewables, Agtech, and Infrastructure segments, drawings are approved and stamped by state licensed professional engineers as required by individual projects. Technical service personnel also work in conjunction with the Company's sales and product management teams in the new product development process to determine the types of products and services that suit the needs of customers.

Suppliers and Raw Materials

The Company's business is required to maintain sufficient quantities of raw material inventory in order to accommodate customers' delivery requirements. Accordingly, the Company plans its purchases to maintain raw materials at sufficient levels to satisfy the anticipated needs of customers. The Company has implemented enterprise resource planning systems along with a corporate wide SIOP (Sales, Inventory, Operations Planning process) to better manage inventory, forecast customer orders, enable efficient supply chain management, and allow for timely counter-measures to changing market conditions.

The primary raw materials the Company purchases are flat-rolled, structural and plate steel, aluminum coil and extrusions, and resins. The Company purchases flat-rolled and plate steel and aluminum at regular intervals on an as-needed basis, primarily from the major North American mills, as well as a limited amount from domestic service centers and foreign steel importers. Substantially all of its resins are purchased from domestic vendors, primarily through distributors, with a small amount purchased directly from manufacturers. Management continually evaluates improvements in the Company's purchasing practices across its geographically dispersed facilities in order to streamline purchasing across similar commodities.

The Company purchases natural gas and electricity from suppliers in proximity to its operations.

Intellectual Property

The Company actively protects its proprietary rights by the use of trademark, copyright, and patent registrations. While the Company does not believe that any individual item of its intellectual property is material, the Company believes its trademarks, copyrights, and patents provide the Company with a competitive advantage when marketing its products to customers. The Company also believes its brands are well recognized in the markets it serves and the Company believes the brands stand for high-quality manufactured goods at a competitive price. These trademarks, copyrights, and patent registrations help the Company maintain product leadership positions for the goods it offers.

Sales and Marketing

In 2024, approximately 60% of the Company's revenues were generated from sales to retailers, wholesalers and distributors and approximately 40% from products and services that were sold directly to the end user. The Company's sales process regularly includes a competitive bid process, and its reputation for product and service quality and meeting delivery requirements make the Company a preferred provider for many customers.

The Company's marketing focus is to build an enhanced cohesive brand strategy for Gibraltar—ensuring the Company has a defined purpose and values and ensuring the Company's brand messages reflect the needs of the market and the capabilities of its businesses with "We advance the art and science of making and celebrate the people that make life better."

The Company's customer relationship management systems provides important aggregate market data and visibility into sales account status and enabling cross-sell and up-sell opportunities.

Backlog

Backlog represents the value of the total confirmed orders at a point in time for which performance obligations have not yet been satisfied. Only actual orders with signed contracts are included in the Company's backlog. This metric is useful as it reflects the committed amount the Company expects to recognize as revenue in the near-term.

While the majority of the Company's products have short lead time order cycles, the Company has aggregated approximately $250 million of backlog at December 31, 2024. The backlog primarily relates to certain business units in the Company's Renewables, Agtech, and Infrastructure segments. The Company believes that the performance obligations related to the majority of its backlog will be satisfied and related revenue recognized during 2025.

Competition

The Company operates in highly competitive markets with several competitors participating in each of its end markets. The Company goes to market with a focused and broad range of high quality products, executes with speed and industry-leading service, and value-based pricing. Furthermore, the Company's focus on project management and field operations in its Renewables and Agtech segments is critical to these businesses.

Seasonality

The Company's end markets have historically experienced seasonal demand fluctuation, with lower demand typically in the first and fourth quarters. Levels of residential and commercial construction can be cyclical and can depend on interest rates, availability of financing, inflation, employment, spending habits, consumer confidence and cost and availability of skilled labor. Furthermore, general economic forces, such as tax credit expirations, imposed tariffs and changes in the Company's products and customer mix can and have shifted traditional seasonal fluctuations in revenue over the past few years.

Governmental Regulation

The Company's production processes involve the use of environmentally regulated materials. The Company believes that the Company operates its business in material compliance with all federal, state and local environmental laws and regulations, and does not anticipate any material adverse effect on its financial condition or results of operations to maintain compliance with such laws and regulations. However, the Company could incur operating costs or capital expenditures in complying with new or more stringent environmental requirements in the future or with current requirements if they are applied to its manufacturing facilities or distribution centers in a way the Company does not anticipate. In addition, new or more stringent regulation of the Company's energy suppliers could cause them to increase the price of energy.

The Company's operations are also governed by many other laws and regulations covering its labor relationships, the import and export of goods, the zoning of its facilities, taxes, its general business practices, and other matters. The Company believes that it is in material compliance with these laws and regulations and does not believe that future compliance with such laws and regulations will have a material adverse effect on its financial condition or results of operations.

Human Capital - Organization Development

The foundation for the Company's focus on organizational development is built on two fundamental beliefs:

- The Company's ability to perform and deliver shareholder value is dependent on our people, and
- Each member of the Company's team plays an important role in creating an environment where individuals are respected, valued and have the opportunities to thrive.

The Company seeks to support an array of career pathways and life journeys by engaging the entire organization, with areas of focus that include Health and Safety, Learning and Development, Diversity and Inclusion, Compensation and Benefits, as well as Communication and Employee Engagement.

The Company employed 2,097 full-time employees and 10 part-time employees at December 31, 2024. Of the Company's 2,107 total employees, 747 were classified as salaried and 1,360 classified as hourly. The Company also engaged approximately 270 full-time equivalent temporary agency employees at December 31, 2024 Approximately 8% of the Company's U.S. workforce was represented by unions through two collective bargaining agreements ("CBAs") as of December 31, 2024. Both of the Company's CBAs were successfully renegotiated in 2024 and one of the CBAs will expire April 30, 2027 and the other will expire March 31, 2028. The Company considers its employee relations to be good.

<u>Health and Safety</u>

Safety is a top priority. The Company expects each team member of the Company to follow the Company's safety standards, best practices, and support the Company's key safety initiatives, The Company expects all team members to be accountable to themselves and each other and collaborate on safety solutions. The Company believes all accidents and near-misses are preventable as the Company strives to create a zero-incident work environment.

The Company has continued to invest in the Company's safety organization by implementing a disciplined safety management and reporting process to measure and review the Company's safety results continuously in each location. The Company's CEO reviews safety performance monthly, including recordable incidents, near misses, and first aid cases. Safety performance and best practices are also reviewed quarterly enterprise-wide during the Company's Town Hall meetings.

Each of the Company's businesses has a safety team that collaborates with the Company's leaders and employees to assess risks to identify mitigating actions to prevent accidents. The Company's businesses also identify additional safety investments required for training, education, equipment, and processes as part of the Company's annual budget and capital planning procedure.

<u>Diversity and Inclusion</u>

The Company supports and encourages a culture where diversity of thought flourishes and all employees feel appreciated, included, and know they have an equal opportunity to develop, grow, and succeed based on their performance. The Company believes demonstrating respect and valuing perspectives and contributions are critical to cultivating the Company's best and most successful outcomes.

Key workforce demographics as of December 31, 2024 are shown in the tables below. While the figures below are aggregated, the Company measures and strives to reflect in the Company's teams the diversity of the communities in which the Company operates.

Employee Composition by Gender and Age

Employee Category	Female	Male	Non-Binary	Decline to Answer	Age Group Totals	
Age Group	# of Employees	# of Employees	# of Employees	# of Employees	# of Employees	% of Workforce
Less than 30	83	266	2	1	352	*16.7%*
30 to 49	306	661	1	3	971	*46.1%*
50 and over	251	533	—	—	784	*37.2%*
Total	**640**	**1,460**	**3**	**4**	**2,107**	
As a percentage	*30.4%*	*69.3%*	*0.1%*	*0.2%*		

Number of Employees by Employment Type

Employee Category	Female	Male	Non-Binary	Decline to Answer	Comp Group Totals	
Comp Group	# of Employees	# of Employees	# of Employees	# of Employees	# of Employees	% of Workforce
Salary	220	526	—	1	747	*35.5%*
Hourly	420	934	3	3	1,360	*64.5%*
Total	**640**	**1,460**	**3**	**4**	**2,107**	

Ethnic Background of Employees

Ethnic Background	% of Workforce
White	55.5%
Hispanic or Latino	20.3%
Black or African American	12.9%
Not Specified	4.0%
Asian	3.6%
Two or More Races	1.8%
Hawaiian/Pacific Islander	1.5%
American Indian/Alaska Native	0.4%

Leadership Development

The Company's leadership development journey blends on-the-job experiences with peer learning, self-study and facilitated training sessions. The Company's leaders have access to courses and application tools for a variety of situations including Goal-Setting, Problem-Solving, Receiving and Delivering Feedback, Delegating, Leading through Change, Time Management, and Behavior-based Interviewing among other topics.

Internet Information

Copies of the Company's Proxy Statements on Schedule 14A filed pursuant to Section 14 of the Securities Exchange Act of 1934 and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the Company's website (www.gibraltar1.com) as soon as reasonably practicable after the Company electronically files the material with, or furnishes it to, the Securities and Exchange Commission. The contents of the Company's website or any other website referenced are not a part of this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

The Company's business, financial condition, results of operations, and the market price for its common stock are subject to numerous risks, many of which are driven by factors that cannot be controlled or predicted. The following discussion, as well as other sections of this Annual Report on Form 10-K, including "Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations," describe certain business and other risks affecting the Company. In conjunction with reviewing the forward-looking statements and other information contained in this Annual Report on Form 10-K, consideration should be given to the risk factors described below as well as those in the Safe Harbor Statement at the beginning of this Annual Report on Form 10-K. These risks are not the only risks to which the Company is exposed. The Company's business operations and the market for its securities could also be adversely affected by additional factors that are not presently known to the Company, or that it currently considers to be immaterial to its operations.

Risks Related to the Company's Business Operations

Macroeconomic factors outside of the Company's control may adversely affect its business, its industry, and the businesses and industries of many of its customers and suppliers.

Macroeconomic factors can have and have had a significant impact on the Company's business, customer demand and the availability of credit and other capital, affecting the Company's ability to generate profitable margins. The Company's operations are subject to the effects of domestic and international economic conditions, including global industrial production rates, inflation, deflation, interest rates, availability of capital, debt levels, consumer spending, energy availability, commodity prices, and the effects of governmental initiatives to manage economic conditions, including government monetary and trade policies, tax laws and regulations. In addition, fluctuations in the U.S. dollar impact the prices the Company charges and costs it incurs to export and import products. The Company is unable to predict the impact on its business of changes in domestic and international economic conditions. Market conditions, as well as domestic or global economies, or certain industry sectors of those economies that are key to the Company's sales, may deteriorate, and could result in a corresponding decrease in demand for the Company's products and negatively impact the Company's results of operations and financial condition.

The volatility of the commodity market with respect to the Company's principal raw materials and component parts and inconsistencies in the availability of the Company's principal raw materials and component parts, has impacted, and could continue to impact, the Company's business, results of operations, and cash flows.

The Company's principal raw materials are commodity products primarily consisting of steel, aluminum, and resins. The Company also purchases component parts such as glass for greenhouse roofing systems. As a result, the Company is exposed to changes in the price and availability of steel, aluminum, resins and glass. Furthermore, although not purchased by the Company, the Company also has exposure related to the availability of solar modules which has impacted the installation of, and which can and has reduced demand for, the Company's solar racking projects, as experienced in 2022, 2023 and 2024. The availability and pricing of raw materials and component parts can be volatile due to a number of factors beyond the Company's control, including general economic conditions, domestic and worldwide supply and demand, labor costs and availability, competition, freight costs and transportation, import duties, tariffs, and currency exchange rates. The Company may not be successful in passing along pricing increases to its customers or in its efforts to mitigate the impact of supply chain disruptions.

Failures by the Company's suppliers to deliver raw materials or component parts according to schedule, or at all, have resulted in manufacturing delays, capacity constraints, project delays, cost inflation and logistics delays and has affected, and may affect the Company's ability to meet its customers' needs. Furthermore, the failure of any sourced raw materials or components to conform to the Company's specifications could also result in delays in its ability to timely deliver and may have an adverse impact on the Company's relationships with its customers and its ability to fully realize the revenue expected from sales to those customers.

In addition, commodity price fluctuations can and have resulted in the Company adjusting its prices or to offer additional services or enhanced products at a higher cost to the Company, which could reduce the Company's gross profit, net income, and cash flow and cause the Company to lose market share.

The Company is subject to the risk of tariffs and other restrictions on import of solar modules, which have adversely affected and may continue to adversely affect its Renewables business.

Tariffs placed on imported products used by the Company's customers, such as solar modules, have and could continue to affect cost and availability of these products to the Company's customers which could impact the demand for the Company's products or services. Furthermore, while the Company does not sell or import solar modules, the goods and services the Company provides for its customers in the Renewables segment depends upon the supply of solar modules for which such shortages or import challenges have resulted in project delays over the past three years. The supply has been primarily impacted by two regulatory items relative to anti-dumping and countervailing duties and importation requirements for sourcing of solar modules. While these have lessened over the past year, they have impacted the timing and progress of the Company's customers' projects. As a result, the Company's operating results have been and could be further adversely impacted by an additional determinations or additional claims and investigations initiated by government.

Demand for the Company's products in its Residential segment is significantly influenced by general economic conditions and trends in consumer spending on living spaces and home exteriors, and adverse trends in, among other things, inflation, interest rates, the health of the economy, repair and remodel and new construction activity, industrial production, consumer confidence and discretionary spending and institutional funding constraints could have a material adverse effect on the Company's business.

Demand for products in the Company's Residential segment is significantly influenced by a number of economic factors affecting its customers, including distributors, dealers, retailers, contractors, architects, builders, homeowners and institutional and commercial consumers. Demand for products in the Company's Residential segment depends on the level of residential improvement and renovation and new construction activity, and, in particular, the amount of spending on living spaces and home exteriors. Home and commercial renovation and improvement and new construction activity are affected by, among other things, interest rates, consumer confidence and spending habits, demographic trends, housing affordability levels, unemployment rates, institutional funding constraints, industrial production levels, tariffs, actual inflation levels and uncertainty with respect to future inflation levels, recession possibility and general economic conditions.

Demand for products in the Company's Residential segment depends primarily on the level of repair and remodel activity and, to a lesser extent, new construction activity, which are in turn impacted by interest rates and inflation. The combination of high interest rates and high inflation in recent years has reduced the affordability of mortgages and increased the cost of home improvement projects. These trends could and may have resulted in reduced levels of repair and remodel as well as new construction activity and demand for the Company's products, and, while inflation levels have moderated in recent months, the Company anticipates that these trends may continue for the foreseeable future. While home prices and equity levels of current homeowners remained strong throughout 2024, elevated interest rates could cause home prices to decrease and a weakness or reduction in home prices may result in a decreased demand for the Company's residential products. The Company cannot predict if or when interest rates or inflation levels will decline or, once they have declined, if they will remain low, or the impact that any such decline may have on home prices, repair and remodel activity, new construction activity, demand for the Company's products, the Company's business generally or its financial condition.

Adverse trends in any of the foregoing factors could reduce the Company's sales and have a material adverse effect on the Company's business, financial condition and results of operations. Such factors could also alter the balance of the Company's sales among its segments.

The Company's business would suffer if the Company does not effectively manage its manufacturing processes, including, without limitation, adjusting production to meet demand, integrating new manufacturing facilities, and achieving cost-savings initiatives.

The Company continually reviews its manufacturing operations in an effort to achieve increased manufacturing efficiencies, to integrate new technologies and to address changes in its product lines and in-market demand. Periodic manufacturing integrations, realignments and cost-savings programs and other changes have adversely affected, and could in the future adversely affect, its operating efficiency and results of operations during the periods in which such programs are being implemented. Such programs may include the addition of manufacturing lines and the consolidation, integration and upgrading of facilities, functions, systems and procedures, including the introduction of new manufacturing technologies and product innovations. These programs involve substantial planning, often require capital investments, and may result in charges for fixed asset impairments or obsolescence and substantial severance costs. The Company's ability to achieve cost savings or other benefits within the time frames the Company anticipates is subject to many estimates and assumptions, a number of which are subject to significant economic, competitive and other uncertainties. While the Company anticipates that enhancing these capabilities will ultimately decrease its costs, the introduction of these capabilities has required significant initial investment, and the Company cannot be certain it will realize the benefits of this initiative when anticipated or at all. If these investments and other changes are not effectively integrated into the Company's manufacturing processes, the Company may suffer from production delays, lower efficiency and manufacturing yields, increased costs and reduced net sales.

The Company also faces risks in starting up new manufacturing facilities, including with respect to expanding its overall production capacity as well as moving production to such new facilities, that could increase costs, divert management attention and reduce the Company's operating results. The Company must also effectively address changes to its manufacturing operations resulting from growth of its business generally, including as a result of acquisitions, and introduction of new products. As the Company increases its manufacturing capacity to meet market demand, integrate newly acquired manufacturing operations or begin to manufacture new products at scale, the Company may face unanticipated manufacturing challenges as production volumes increase, new processes are implemented and new supplies of raw materials used in these products are secured. As a result, increases in manufacturing capacity or integrating new operations may initially be associated with lower efficiency and manufacturing yields and increased costs, including shipping costs to fill back-orders. If the Company experiences production delays or inefficiencies, a deterioration in the quality of its products or other complications in managing changes to its manufacturing processes, including those that are designed to increase capacity, enhance efficiencies and reduce costs or that relate to new products or technologies, the Company may not achieve the benefits that it anticipates from these actions when expected, or at all, and its operations could experience disruptions, its manufacturing efficiency could suffer and its business, financial condition and results of operations could be materially and adversely affected.

The success of the Company's business depends on the Company's senior management team, as well as other key employees and the Company's ability to attract, retain, develop and motivate a skilled and diverse workforce.

The Company's success is dependent on the management and leadership skills of its senior executive and divisional management teams. The Company cannot provide assurance that the Company will be able to retain its existing senior management personnel, or that the Company will have a successor prepared and available upon any loss of such personnel, or that the Company will be able to attract additional qualified personnel through external recruitment when needed.

Additionally, the Company may not be able to successfully compete for, attract, retain, develop or motivate a skilled and diverse workforce that the Company's business may require. The Company's business is dependent on engineers and other technical personnel to execute a variety of key responsibilities which include, but are not limited to, the identification and implementation of improvements to the Company's manufacturing process, redesign of the Company's products for better performance, the development of new products, and the identification and execution of cost reduction activities. Also, technical service personnel work in conjunction with the Company's sales force in the new product development process to determine the types of products and services that suit the particular needs of the Company's customers. Furthermore, the Company's business may be adversely impacted by the availability of labor at its manufacturing and distribution facilities, or in the field at its customers' project sites.

The unexpected loss of a member of the Company's senior management team, key employee or highly-skilled associate, including due to aggressive recruiting for talent in the current labor market, or the Company's inability to attract and retain additional personnel could deplete the Company's institutional knowledge base, erode the Company's competitiveness and prevent the Company from successfully executing its business strategy.

A significant portion of the Company's net sales are concentrated with a few customers. The loss of any of those customers would adversely affect the Company's business, results of operations, and cash flows.

A loss of sales from the Company's significant customers, whether due to a decrease in demand from the end markets the Company serves, the loss or bankruptcy of any significant customer, a decrease in the prices that the Company can realize from sales of its products to its significant customers, or a significant decrease in business from any of the Company's significant customers, could have an adverse effect on the Company's business, results of operations and cash flows. The Company's ten largest customers accounted for approximately 38%, 37%, and 41% of the Company's net sales during 2024, 2023, and 2022, respectively, with its largest customer accounting for approximately 12%, 13% and 14% of the Company's consolidated net sales during each of the years 2024, 2023, and 2022, respectively. If the Company loses business from one or more of these customers, the Company's business, results of operations, and cash flows would be adversely affected.

The Company's encounters a high degree of competition in each of its segments and increased competition or failure to successfully compete could reduce the Company's revenue, gross profit, net income, and cash flows.

Each of the Company's segments operates in a highly competitive business environment and encounters a high degree of competition from a number of competitors. Competition is based primarily on product functionality, quality, price, raw material and inventory availability, as well as the ability to meet delivery and construction schedules dictated by customers. Additionally, the principal markets the Company participates in are characterized by changing technologies and new products and services, thus the Company also faces competition from the introduction of new products and services or technologies by competitors. The Company competes in its principal markets with companies of various sizes, some of which have greater scale, access to capital and other resources than the Company, and may have more established brand names and may be better able to withstand a change in conditions in the principal markets the Company serves. Increased competition could force the Company to lower its prices or to offer additional services or enhanced products at a higher cost to the Company, which could reduce the Company's gross profit, net income, and cash flow, and could cause the Company to lose market share. Further, if the Company does not have sufficient resources to invest or is otherwise unable to correctly identify customer needs and preferences, innovate and drive improvements or efficiencies in existing products, develop new products, technologies or services in the markets the Company participates in, or successfully commercialize its innovation efforts, the Company may lose market share. Even when the Company successfully innovates and develops new and enhanced products and services, the Company often incurs substantial costs in doing so, and the Company's revenue, gross profit, net income and cash flows may be impacted.

If the subcontractors the Company relies upon do not perform their contractual obligations, the Company's business, results of operations and cash flows would be adversely affected.

Some of the Company's construction contracts with customers involve subcontracts with other companies that perform a portion of the services or provide systems that are integral to the end product that the Company provides to its customers. The Company depends on the quality and timeliness of work performed by its subcontractors. There is a risk the subcontractors may not perform their contractual obligations, which may subject the Company to customer concerns or disputes. Any such disputes or concerns could materially and adversely impact the Company's ability to perform the Company's obligations as the prime contractor.

The Company's ongoing and expected restructuring plans and other cost savings initiatives may not be as effective as the Company anticipates, and the Company may fail to realize the cost savings and increased efficiencies that the Company expects to result from these actions, which could negatively affect the Company's business, results of operations and financial condition.

The Company continually strives to simplify or improve processes, eliminate excess capacity and reduce costs in all areas of its operations, which from time to time includes restructuring and integration activities. The Company has implemented significant restructuring and integration activities across its manufacturing, sales and distribution footprint, which include workforce reductions and facility consolidations. Costs of future initiatives may be material and the savings associated with them are subject to a variety of risks, including the Company's inability to effectively eliminate duplicative back-office overhead, overlapping sales personnel, rationalize manufacturing capacity, synchronize information technology systems, consolidate warehousing and distribution facilities and shift production to more economical facilities. As a result, the contemplated costs to effect these initiatives may materially exceed estimates. The initiatives the Company is contemplating may require consultation with various employees and consultants which may influence the timing, costs and extent of expected savings and may result in the loss of skilled employees in connection with the initiatives.

If the Company is unable to implement its cost savings initiatives or is unable to implement them as timely and/or effectively as planned, the Company's business may be adversely affected by the negative impact on the Company's ability to continue to meet customer demand, maintain a high level of quality throughout the execution of the plans, and achieve the anticipated financial benefits of such plans. This may result in a material adverse effect on the Company's business, results of operations and financial condition.

Climate change and climate change legislation or regulations may adversely affect the Company's business and results of operations.

Legislative and regulatory changes in response to the potential effects of climate change may require additional costs and investment for compliance, including an increase in the Company's capital expenditures to reduce the Company's greenhouse gas emissions and increased cost of purchased energy for both the Company and its suppliers, which may increase the Company's costs to procure raw materials, components or equipment parts. As climate change continues to increase the severity of weather, physical effects—such as damage to facilities, capital equipment and inventory or disruption in production, product distribution or field operations as a result of heat, drought, wildfires, major storm events and shifts in regional weather patterns and intensities—may also significantly affect the Company's business and financial results. Concerns over global climate change and environmental sustainability over time, including due to expectations of the Company's stockholders, customers and employees, may influence the Company's strategic direction, supply chain, or delivery channels. Any legislative or regulatory requirements that relate to the Company's business could be significant and may adversely affect the Company's business and results of operations.

The Company's insurance coverage may be inadequate to protect against a potential hazard incident to its business.

The Company maintains customary insurance policies for businesses of its type, including property, business interruption, product liability and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from interruptions in the Company's production capability or product liability claims relating to the products the Company manufactures. Consistent with market conditions in the insurance industry, premiums and deductibles for some of the Company's insurance policies have increased in recent years, sometimes substantially, and may, in the future, increase further. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, the Company's insurers could deny coverage for claims. If the Company were to incur a significant liability for which its as not fully insured or that its insurers disputed, the Company's business, financial condition or results of operations could be materially adversely affected.

Future terror attacks, war, natural disasters or other catastrophic events or public health crises beyond the Company's control could negatively impact the Company's business, results of operations, and cash flows.

Terror attacks, war, or other civil disturbances, natural or man-made disasters (which may become more frequent due to climate change), other catastrophic events or public health crises could cause catastrophic loss or other material damage to the Company's facilities or lead to economic instability, decreased capacity to produce the Company's products and decreased demand for the Company's products. The Company has experienced operating disruptions related to severe weather across the U.S. From time to time, terrorist attacks worldwide have caused instability in global financial markets. The Company continues to monitor the ongoing conflict between Russia and Ukraine, as well as other conflicts, including the ongoing conflicts in the Middle East, for any potential disruptions to the Company's operations. The Company could incur uninsured losses and liabilities arising from such events, and any resulting business interruptions could have an adverse effect on the Company's business, results of operations and cash flows.

Risks Related to Information Technology

The Company's business and financial performance may be adversely affected by cybersecurity attacks, information systems interruptions, equipment failures, and technology integration.

The Company relies on information technology ("IT") systems, some of which are provided and/or managed by third-parties, to process, transmit and store electronic information, including sensitive data such as confidential business information and personally identifiable data relating to the Company's employees, customers and other business partners, and to manage or support a variety of critical business processes and activities, such as receiving and fulfilling orders, billing, collecting and making payments, shipping products, providing services and support to customers, and fulfilling contractual obligations. The Company's ability to effectively manage its business depends on the security, reliability, and capacity of these IT systems. These systems, including those the Company acquires through business acquisitions can be damaged, disrupted or shut down due to attacks by computer hackers, computer viruses, ransomware, human error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes, or other unforeseen events. While, the Company maintains IT measures designed to protect the Company against intellectual property theft, data breaches, sabotage and other external or internal cyber-attacks or misappropriation, cyber-attacks are increasingly difficult to identify and prevent, and it is possible that potential vulnerabilities could go undetected for an extended period. The Company's systems are not fully redundant and the Company's disaster recovery planning may not be sufficient. Any interruptions to the Company's IT systems could disrupt the Company's operations, causing delays or cancellation of customer orders or impeding the manufacture or shipment of products, processing of transactions or reporting of financial results. Security breaches can result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to the Company or to the Company's employees, partners, customers, or suppliers. Furthermore, security breaches could damage customer, business partner and employee relationships and the Company's reputation and result in legal claims and proceedings, liability and penalties under data protection laws and regulations. Some of the Company's IT systems have experienced past security breaches, although they did not have a material adverse effect on the Company's operating results. There can be no assurance that future incidents will not have material adverse effects on the Company's operations or financial results.

In addition, the Company's IT systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards and customer expectations, changes in the techniques used to obtain unauthorized access to data and information systems, and the IT needs associated with the Company's changing products and services. In addition, the Company is subject to data privacy and security laws, regulations, and customer-imposed controls in a number of jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of the Company's business. Compliance with the varying data privacy regulations across the U.S. and around the world has required and will continue to require significant expenditures. Further, there is increasing regulation regarding responses to cybersecurity incidents, including reporting to regulators, which could subject us to additional liability and reputational harm. There can be no assurance that the Company will be able to successfully maintain, enhance and upgrade the Company's IT systems as necessary to effectively address changing cybersecurity risks and legal requirements, and the Company's efforts to do so may be affect the Company's results of operations.

Risks Related to Acquisitions

The Company's strategy depends, in part, on identification, management and successful business and system integration of future acquisitions.

Historically, the Company has grown through a combination of internal growth plus external expansion through acquisitions. The Company intends to continue to seek additional acquisition opportunities in accordance with the Company's business strategy. However, the Company cannot provide any assurance that the following risks involved in completing acquisitions will not occur nor adversely impact the Company's operations and financial results:

- Failure to identify appropriate acquisition candidates, or, if the Company does, failure to successfully negotiate the terms of an acquisition;
- Diversion of senior management's attention from existing business activities;
- Failure to integrate any acquisition into the Company's operations successfully;
- Unforeseen obligations, loss of key customers, suppliers, and employees of the acquired businesses, or loss of existing customers and suppliers;
- Difficulties or delays in integrating and assimilating information and systems that may require significant unforeseen upgrades or replacement of the Company's primary IT systems across significant parts of the Company's business and operations, which could lead to interruptions of information flow internally and to the Company's customers and suppliers;
- The need to raise additional funds through additional equity or debt financing, which could be dilutive to stockholder value, increase the Company's interest expense and reduce the Company's cash flows and available funds; and
- Adverse impact on overall profitability if the acquired business does not achieve the return on investment projected at the time of acquisition.

Risks Related to Financing and Accounting Matters

The Company provides product warranties and, if the Company's product warranty obligations were significantly in excess of its reserves, the Company's business, financial condition and results of operations could be materially and adversely affected.

The Company provides various warranties on its products and services, depending on the product and service and subject to various limitations. Management estimates warranty reserves, based on factors such as historical warranty costs and short- and long-term warranty trends by product, as a proportion of sales by product. Management also considers various relevant factors, including, but not limited to, the Company's stated warranty policies and procedures, as part of the evaluation of the Company's warranty liability. Because warranty issues may surface later in the life cycle of a product, management continues to review these estimates on a regular basis and considers adjustments to these estimates based on actual experience compared to historical estimates. Estimating the required warranty reserves requires a high level of judgment, especially as many of the Company's products are at a relatively early stage in their product life cycles, and the Company cannot be sure that its warranty reserves will be adequate for all warranty claims that arise. Material warranty obligations, including, but not limited to, those in excess of the Company's reserves, could have a material adverse effect on the Company's business, financial condition and results of operations.

Increases in future levels of leverage and size of debt service obligations could adversely affect the Company's ability to raise additional capital to fund the Company's operations, limit the Company's ability to react to changes in the economy or the Company's industries and prevent the Company from meeting the Company's obligations.

As of December 31, 2024, the Company had no outstanding indebtedness, but has $395.1 million available for borrowing under its revolving credit facility. The Company's ability to make scheduled payments on, or refinance, its future debt obligations depend on the Company's financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company's control. The Company may need to incur debt in the future to fund strategic acquisitions, investments or for other purposes, which debt could have significant adverse consequences to the Company's business. Any sustained weakness in general economic conditions and/or U.S. or global capital markets could adversely affect the Company's ability to raise capital on favorable terms or at all. The Company's access to funds under its credit facility is dependent on the ability of the financial institutions that are parties to that facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company's access to the liquidity needed for its businesses in the longer term. Such disruptions could require the Company to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for its business needs can be arranged. The Company's Credit Agreement entered into on December 8, 2022, contains several financial and other restrictive covenants. A significant decline in the Company's operating income or use of the Company's Credit Agreement (or other additional indebtedness) for acquisitions, operations and capital expenditures could cause the Company to violate these covenants which could result in the Company incurring additional financing fees that would be costly and adversely affect the Company's profitability and cash flows.

Risks Related to Legal and Regulatory Matters

Imposed tariffs and potential future tariffs may result in increased costs and could adversely affect the Company's results of operations.

Tariffs imposed in the U.S. on certain steel and aluminum products imported into the U.S. have created volatility in the market and have increased the costs of these inputs. Increased costs for imported steel and aluminum products have led domestic sellers to respond with market-based increases to prices for such inputs as well. These tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or other countries, could result in further increased costs, shifting in competitive positions and a decreased available supply of steel, resins and aluminum as well as additional imported components and inputs. The Company may not be able to pass price increases on to its customers and may not be able to secure adequate alternative sources of steel, resins and aluminum on a timely basis. While retaliatory tariffs imposed by other countries on U.S. goods have not yet had a significant impact, the Company cannot predict further developments. The tariffs could adversely affect the

Company's income from operations for some of the Company's businesses and customer demand for some of the Company's products which could have a material adverse effect on the Company's results of operations, financial position and cash flows.

The expiration, elimination or reduction of solar rebates, credits and incentives may adversely impact the Company's business, results of operations, and cash flows.

A variety of federal, state and local government agencies provide incentives to promote electricity generation from renewable sources such as solar power. These incentives are in the form of rebates, tax credits and other financial incentives which help to motivate end users, distributors, system integrators and others to install solar powered generating systems. Any changes to reduce, shorten or eliminate the scope and availability of these incentive programs could materially and adversely impact the demand for the Company's related products, and the Company's financial condition and results of operations.

The timing and progress of many of the Company's renewable energy customers' projects are impacted by incentives provided by the Federal solar tax credit also known as Investment Tax Credits ("ITC"). The Inflation Reduction Act ("IRA") signed into law on August 16, 2022, among other things, provides for a variety of enhanced ITC and Production Tax Credits for renewable energy systems subject to specific dates and requirements. Demand for the Company's products could be adversely impacted if the Company does not meet the above standards in order to enable its customer to obtain the full enhanced tax credits.

The Company is subject to litigation and legal proceedings and may be subject to additional litigation, arbitration or legal proceedings in the future.

From time to time, the Company may be involved in litigation relating to claims arising out of its operations and businesses that cover a wide range of matters, including, among others, contract and employment claims, personal injury claims, product liability claims and warranty claims. The results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, the Company may incur significant costs and experience a diversion of management resources as a result of litigation. The results of any such litigation could have a material adverse impact on the Company's business, financial condition, cash flows and results of operations.

The nature of the Company's business exposes the Company to product liability and other claims, and other legal proceedings and could adversely affect the Company's business, financial condition, results of operations, and cash flows.

The Company is a party in product liability and other claims relating to the products the Company manufactured and distributed. Although the Company currently maintains what the Company believes to be suitable and adequate insurance in excess of the Company's self-insured amounts for product liability and other claims, there can be no assurance that the Company will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities. Product liability claims could be expensive to defend and could divert the attention of the Company's management and other personnel for significant periods of time, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in the Company's products, the Company's brands and the Company. The Company cannot assure you that any current or future claims will not adversely affect the Company's reputation, financial condition, operating results, and cash flows.

The Company could incur substantial costs in order to comply with, or to address any changes in or violations of, environmental, health, safety and other laws that could adversely affect the Company's business, financial condition, results of operations, and cash flows.

The Company's operations and facilities are subject to a variety of stringent federal, state, local, and foreign laws and regulations, including those relating to the protection of the environment and human health and safety. Compliance with these laws and regulations sometimes involves substantial operating costs and capital expenditures. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for the Company's operations could result in substantial costs and liabilities, such as fines and civil or criminal sanctions, third-party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations, including claims arising from the businesses and facilities that the Company has sold. The Company is subject to the risk that the Company, its employees, its affiliated entities, its contractors, its agents or their respective officers, directors, employees and agents may take actions determined to be in violation of any of these laws, for which the Company might be held responsible, particularly as the Company expands its operations geographically through organic growth and acquisitions. The Company cannot provide assurance that the Company's internal controls and compliance systems, including the Company's Code of Ethics and Statement of Policy, will protect the Company from acts committed by the Company's employees, agents or business partners that violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices, workplace behavior, export and import compliance, economic and trade sanctions, money laundering and data privacy. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company's results of operations, financial condition or strategic objectives. For certain businesses the Company has divested, the Company has provided limited indemnifications for environmental contamination to the successor owners. The Company has also acquired and expects to continue to acquire businesses and facilities to add to the Company's operations. While the Company sometimes receives indemnification for pre-existing environmental contamination, the party providing the indemnification may not have sufficient resources to cover the cost of any required measures. Certain facilities of the Company have been in operation for many years and the Company may be liable for remediation of any contamination at the Company's current or former facilities; or at off-site locations where waste has been sent for disposal, regardless of fault or whether the Company, its predecessors or others are responsible for such contamination. The Company has been responsible for remediation of contamination at some of the Company's locations, and while such costs have not been material to date, the cost of remediation of any of these and any newly-discovered contamination cannot be quantified, and the Company cannot assure you that it will not materially affect the Company's profits or cash flows. Changes in laws, regulations or enforcement policies, including without limitation new or additional regulations affecting disposal of hazardous substances and waste, greenhouse gas emissions or use of fossil fuels, could have a material adverse effect on the Company's business, financial condition, or results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Securing the Company's IT systems is integral and foundational to its everyday operations. The mission of the Company's cybersecurity team is to focus on defining and deploying its information security strategy, sustaining a robust employee cyber awareness and training program, executing security engineering, providing continuous monitoring of its operations, responding and coordinating the response and investigation of cyber incidents, building and testing its disaster recovery plans in support of its businesses' continuity plan requirements, and developing its cyber and information security policies. The Company employs a dedicated cybersecurity team led by its head of information and cybersecurity who reports directly to the Company's Chief Digital Information Officer. Combined, the Company's cybersecurity team has nearly four decades of security and technology operations expertise along with numerous security certifications.

The Company's cybersecurity strategy is based on recognized best practices, standards, and frameworks for cybersecurity and information technology, including the Center for Information Security ("CIS") Controls and National Institute of Standards and Technology ("NIST"). The strategy focuses on implementing technologies, controls, and processes to constantly monitor, identify, assess, and manage cybersecurity risks. The Company also has a cybersecurity incident response plan that is designed to provide a framework across all functions for a coordinated identification and response to security incidents.

Beyond technologies, processes, and controls, the Company's cybersecurity program also includes exercises designed to sustain a high level of awareness and readiness across its employee base of the risks that threat actors pose to the Company. Whether it is through the Company's monthly company-wide cyber training; its frequent in-house phishing exercises, regular tabletop exercises with the Company's Board of Directors, management, and employees; or its cyber business continuity planning sessions, the Company strives to provide education so its employees can be a positive force in the protection of the Company's systems.

The Company engages leading cybersecurity firms to assist with its security engineering and operations; provide independent evaluations of its security posture through regular assessment, penetration testing, or ethical hacking; and to audit and provide advice on how to make its security operations and controls more effective.

Furthermore, the Company utilizes third-party service providers to perform a variety of functions to assist in operating the business. The cybersecurity risks associated with the use of certain providers are covered under a vendor management process. Depending on the nature of the services provided, the sensitivity and/or quantity of information processed, the vendor management process may include reviewing cybersecurity practices of these providers, contractually imposing obligations on the provider, inspecting independently audited reports, and/or conducting its own security assessments of their services.

The Company's Board of Directors has ultimate oversight of the Company's cybersecurity risk. Senior leadership, including the Chief Digital Information Officer, updates the Board of Directors on the Company's cybersecurity and information security posture at least quarterly at the Company's board meetings, or more frequently as determined to be necessary or advisable. These updates include a review of cybersecurity incidents determined to have a moderate to high business impact, even if immaterial to the Company as a whole. The Audit and Risk Committee has responsibility for assisting the Board in the review and oversight of risks affecting the Company, and oversees the enterprise risk management process, which includes, with the assistance of internal audit, assessing the Company's exposure to cybersecurity risk and the effectiveness of the Company's processes and controls to address and respond to those risks. Management is responsible for hiring appropriate personnel, integrating cybersecurity considerations into the company's overall risk management strategy, and for communicating key priorities to employees, as well as for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Notwithstanding the focus and emphasis on cybersecurity, the Company has experienced and will continue to experience cybersecurity incidents. While prior incidents have not had a material effect on the Company's business, there can be no guarantee that the Company will not experience a future incident that does have a material effect on its business. See "Risk Factors - Risks Related to Information Technology - The Company's business and financial performance may be adversely affected by cybersecurity attacks, information systems interruptions, equipment failures, and technology integration" for more information on the Company's cybersecurity risks.

Item 2. *Properties*

The Company leases its principal executive office and corporate headquarters in Buffalo, New York. The number, type, location and classification of the properties used by the Company's operations by segment and corporate as of December 31, 2024, were as follows:

	Number and Type of Properties			
	Plant	Distribution Center	Office	Total
Residential	15	—	1	16
Renewables	3	2	1	6
Agtech	3	—	1	4
Infrastructure	2	—	—	2
Corporate	—	—	2	2
Total	23	2	5	30

	Location of Properties		Classification of Properties	
	Domestic	Foreign	Owned	Leased
Residential	16	—	5	11
Renewables	6	—	—	6
Agtech	2	2	1	3
Infrastructure	2	—	2	—
Corporate	2	—	—	2
Total	28	2	8	22

The Company believes that its properties are effectively utilized, well maintained, in good condition, and will be able to accommodate the Company's capacity needs to meet current levels of demand. In addition, the Company believes that its properties are located to optimize customer service, market requirements, distribution capability and freight costs.

Item 3.   *Legal Proceedings*

From time to time the Company has been and may in the future become involved in litigation, as well as other legal proceedings in the ordinary course of the Company's business. The Company maintains liability insurance against risks arising out of the normal course of business. While the outcome of these legal proceedings cannot be predicted with certainty, the Company's management, based on currently available facts, does not believe that the ultimate outcome of any pending litigation will have a material effect on the Company's consolidated financial condition, results of operations, or liquidity.

See Note 15 to the Company's consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further information.

Item 4.   *Mine Safety Disclosures*

Not applicable.

PART II

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "ROCK."

As of February 17, 2025, there were approximately 28 shareholders of record of the Company's common stock. However, the Company believes that it has a significantly higher number of beneficial owners because of the number of shares that are held through banks, brokers, and other financial institutions.

The Company did not declare any cash dividends during the years ended December 31, 2024 and 2023 and does not expect to pay any in the foreseeable future. The Company intends to use cash generated by operations to reinvest in the businesses, fund acquisitions and to repurchase stock. The Company's disclosure in Note 8 of the Company's audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K provide additional information regarding restrictions on potential capital distributions.

In May 2022, the Company's Board of Directors authorized a share repurchase program of up to $200 million of the Company's issued and outstanding common stock. The program was publicly announced on May 4, 2022 and has a duration of three years, ending May 2, 2025. Repurchases may be made, from time to time, in amounts and at prices the Company deems appropriate, subject to market conditions, applicable legal requirements, debt covenants and other considerations. Any such repurchases may be executed using open market purchases, privately negotiated agreements or other transactions. The repurchase program may be suspended or discontinued at any time at the Company's discretion.

The following table sets forth purchases made by or on behalf of the Company during the quarter ended December 31, 2024.

	Issuer Purchases of Equity Securities			
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
October 1 - 31, 2024	15,369	$ 64.98	15,369	$ 78,958,152
November 1 - 30, 2024	—	$ —	—	$ 78,958,152
December 1 - 31, 2024	—	$ —	—	$ 78,958,152
Total	15,369	$ 64.98	15,369	

The Company did not sell unregistered equity securities during the period covered by this report.

Item 6.   *[Reserved]*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's risk factors and its consolidated financial statements and notes thereto included in Item 1A and Item 8, respectively, of this Annual Report on Form 10-K. Certain information set forth in this Item 7 constitutes "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based, in whole or in part, on management's beliefs, estimates, assumptions, and currently available information. For a more detailed discussion of what constitutes a forward-looking statement and of some of the factors that could cause actual results to differ materially from such forward-looking statements, please refer to the "Safe Harbor Statement" on page 4 of this Annual Report on Form 10-K.

Company Overview

The Company is a leading manufacturer and provider of products and services for the residential, renewable energy, agtech, and infrastructure markets.

The Company operates and reports its results in the following four reporting segments:
- Residential
- Renewables
- Agtech
- Infrastructure

The Company serves customers primarily in North America including home improvement retailers, wholesalers, distributors, contractors, renewable energy (solar) developers, institutional and commercial growers of fruits, vegetables, flowers and other plants. The Company's operational infrastructure provides the necessary scale to support local, regional, and national customers in each of its markets.

Demand for products and services in the segments and end markets the Company's businesses serve are subject to economic conditions that are influenced by various factors. These factors include but are not limited to changes in general economic conditions, interest rates, exchange rates, commodity costs, federal subsidies for renewable energy projects, supply limitations that impact the availability of solar modules and therefore solar racking installations, demand for residential construction, demand for repair and remodeling, governmental policies and funding, tax policies and incentives, tariffs, trade policies, weather patterns, the level of non-residential construction and infrastructure projects, demand for renewable energy sources, and climate change. The Company believes the key elements of its strategy outlined in Item 1. Business of this Annual Report on Form 10-K will allow the Company to respond timely to these factors.

Operating Performance Measures

The Company uses certain operating performance measures, specifically consolidated gross margin, operating margin by segment and consolidated operating margin, to manage its businesses, set operational goals, and establish performance targets for incentive compensation for its employees. The Company defines consolidated gross margin as a percentage of total consolidated gross profit to total consolidated net sales. The Company defines operating margin by segment as a percentage of total income from operations by segment to total net sales by segment and consolidated operating margin as a percentage of total consolidated income from operations to total consolidated net sales. The Company believes gross margin and operating margin may be useful to investors in evaluating the profitability of its segments and the Company on a consolidated basis.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a discussion of the Company's results of operations for the year ended December 31, 2023 and for a comparison of such results of operations for the year ended December 31, 2022 results please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 that was filed with the SEC on February 21, 2024.

The following table sets forth selected results of operations data (in thousands) and its percentages of net sales for the years ended December 31:

	2024		2023	
Net sales	$ 1,308,764	100.0 %	$ 1,377,736	100.0 %
Cost of sales	956,936	73.1 %	1,015,770	73.7 %
Gross profit	351,828	26.9 %	361,966	26.3 %
Selling, general, and administrative expense	197,505	15.1 %	207,440	15.1 %
Intangible asset impairment	11,300	0.9 %	3,797	0.3 %
Income from operations	143,023	10.9 %	150,729	10.9 %
Interest (income) expense	(6,171)	(0.5)%	3,002	0.2 %
Other income	(24,731)	(1.9)%	(1,265)	(0.1)%
Income before taxes	173,925	13.3 %	148,992	10.8 %
Provision for income taxes	36,585	2.8 %	38,459	2.8 %
Net income	$ 137,340	10.5 %	$ 110,533	8.0 %

The following table sets forth the Company's net sales by reportable segment for the years ended December 31 (in thousands):

				Impact of		
	2024	2023	Total Change	Acquisitions	Portfolio Management	Ongoing Operations
Net sales:						
Residential	$ 782,519	$ 814,803	$ (32,284)	$ 3,480	$ —	$ (35,764)
Renewables	285,405	330,738	(45,333)	—	(11,724)	(33,609)
Agtech	152,811	144,967	7,844	—	(4,059)	11,903
Infrastructure	88,029	87,228	801	—	—	801
Consolidated	$1,308,764	$1,377,736	$ (68,972)	$ 3,480	$ (15,783)	$ (56,669)

Consolidated net sales decreased from 2023 by $69.0 million, or 5.0%, to $1.3 billion for 2024 compared to 2023. The decrease in revenue was the combined result of volume decline in the Company's Residential and Renewables segments along with portfolio management activities in the prior year, the 2023 sale of the Company's Japan-based solar racking business in the Renewables segment and the prior year liquidation of the processing business in the Agtech segment. The decrease was partially offset by growth in the Company's Agtech segment along with revenues generated from a 2023 acquisition in the Residential segment. Consolidated backlog decreased 24% to $252 million down from $330 million at the end of the prior year.

Net sales in the Residential segment decreased 4.0%, or $32.3 million, to $782.5 million in 2024 compared to $814.8 million in 2023. Organic decline of 4.4% was driven by a slower residential market, including the repair and remodel sector. This decrease was partially offset by recent participation gains with existing and new customers along with $3.5 million of sales generated by the recent acquisition.

Net sales in the Renewables segment decreased by 13.7%, or $45.3 million, to $285.4 million in 2024 compared to $330.7 million in 2023. The decrease was driven by trade and regulatory headwinds associated with the two independent AD/CVD investigations which compelled the industry to significantly focus on completing panel installations and administrative reporting requirements ahead of the December 3, 2024 expiration of the tariff moratorium on panels granted through the two-year Presidential Proclamation from June 2022, along with the aforementioned portfolio management actions and other industry headwinds. Order backlog decreased 32% from the prior year as a result of these challenges.

Net sales in the Agtech segment increased 5.4%, or $7.8 million, to $152.8 million in 2024 compared to $145.0 million in 2023. The revenue increase was primarily driven by projects accelerating in our produce division, partially offset by $4.1 million of revenues recorded in the prior year related to the aforementioned portfolio management actions. Although backlog decreased 23% year over year in this segment, the Company anticipates the addition of new projects in both the produce and commercial markets as the Company completes design work and finalize products for launch.

Net sales in the Infrastructure segment increased 0.9%, or $0.8 million, to $88.0 million in 2024 compared to $87.2 million in 2023, the result of continued strong execution. Backlog increased 10% year over year. Demand and quoting remain strong, supported by continued investment at the federal and state levels.

The Company's consolidated gross margin increased to 26.9% for 2024 compared to 26.3% for 2023. This increase was the result of improved price to material cost alignment, continued operational efficiencies, along with 80/20 initiatives and favorable business and product mix.

Selling, general, and administrative ("SG&A") expenses decreased by $9.9 million, or 4.8%, to $197.5 million for 2024 from $207.4 million for 2023. The $9.9 million decrease was the result of lower performance-based compensation expense and sales commissions compared to the prior year along with a recovery on a receivable written down in 2023 associated with a distressed cannabis customer. SG&A expenses as a percentage of net sales was unchanged at 15.1% for both 2024 and 2023, respectively.

The Company recognized intangible asset impairment charges of $11.3 million in 2024 due to rebranding initiatives resulting in the discontinuation of indefinite-lived trademarks in the Agtech and Renewables segments of $6.0 million and $5.3 million, respectively. During 2023, the Company recognized intangible asset impairment charges of $3.8 million. The impairment was largely the result of a rebranding initiative that resulted in the discontinuation of an indefinite-lived trademark of $3.2 million in the Agtech segment, and to a lesser extent, the write-off of amortizing intangibles for $0.6 million related to a discontinued product line in the Renewables segment.

The following table sets forth the Company's income from operations and income from operations as a percentage of net sales by reportable segment for the years ended December 31 (in thousands):

	2024		2023		Total Change	
Income from operations:						
Residential	$ 148,784	19.0 %	$ 143,068	17.6 %	$	5,716
Renewables	3,349	1.2 %	30,160	9.1 %		(26,811)
Agtech	11,040	7.2 %	(928)	(0.6)%		11,968
Infrastructure	21,295	24.2 %	18,529	21.2 %		2,766
Unallocated Corporate Expenses	(41,445)	(3.2)%	(40,100)	(2.9)%		(1,345)
Consolidated income from operations	$ 143,023	10.9 %	$ 150,729	10.9 %	$	(7,706)

The Residential segment operating margin increased to 19.0% in 2024 from 17.6% in 2023. The increase in operating margin was driven by effective price/cost management, solid execution and 80/20 productivity initiatives.

The Renewables segment generated an operating margin of 1.2% in 2024 compared to 9.1% in 2023. The decrease in operating margin was impacted by lower volume resulting from the aforementioned trade and regulatory challenges in this segment along with product line mix associated with the launch and learning curve of the new tracker product line in the current year. Furthermore, margin was impacted by restructuring activities related to addressing customer issues arising from discontinued solar tracker solutions and the indefinite-lived trademark impairment charge recorded in the current year.

The Agtech segment generated an operating margin of 7.2% in 2024 compared to (0.6)% in 2023. The year over year improvement in operating margin was due to the result of volume leverage, product mix shift and improved execution along with the recovery on a receivable written down in 2023 associated with a distressed cannabis customer and the impact of prior year portfolio management actions.

The Infrastructure segment operating margin increased to 24.2% in 2024 compared to 21.2% in 2023. The margin improvement was driven by favorable product line mix, 80/20 productivity initiatives and strong operating execution.

Unallocated corporate expenses increased $1.3 million, or 3.4%, to $41.4 million in 2024 from $40.1 million for 2023.

The Company recorded interest income of $6.2 million for 2024, compared to interest expense of $3.0 million for 2023. Income in the current year was the result of earnings on certain interest-bearing cash accounts. Expense in the prior year was the result of outstanding balances on the Company's revolving credit facility during 2023, while no amounts were outstanding during 2024.

The Company recorded other income of $24.7 million in 2024, compared to $1.3 million in 2023. The current year income is primarily the result of a $25.3 million gain related to the sale of the Company's electronic locker business within its Residential segment. In 2023, the income is the combined result of foreign currency translation fluctuations and changes in the fair market valuation allowance related to the liquidation of the processing business, offset by a $0.6 million pre-tax net loss relating to the sale of the Company's Japan-based solar racking business within its Renewables segment.

The Company recognized a provision for income taxes of $36.6 million, an effective tax rate of 21.0%, for 2024 compared with a provision for income taxes of $38.5 million, an effective tax rate of 25.8%, for 2023. The effective tax rate for 2024 was equal to the U.S. federal statutory rate of 21% due to state taxes and nondeductible permanent differences offset by a partial release of the valuation allowance previously recorded on a capital loss carryforward that can be utilized due to the 2024 sale of the Company's electronic locker business within its Residential segment. The effective tax rate for 2023 exceeded the U.S. federal statutory rate of 21% due to state taxes and nondeductible permanent differences partially offset by favorable discrete items due to an excess tax benefit on stock-based compensation.

Liquidity and Capital Resources

The following table sets forth the Company's liquidity position as of (in thousands):

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 269,480	$ 99,426
Availability on revolving credit facility	395,069	396,056
	$ 664,549	$ 495,482

Sources of Liquidity

The Company's primary sources of liquidity are comprised of cash on hand and available borrowing capacity provided under the Company's Credit Agreement. The Credit Agreement provides for a revolving credit facility and letters of credit in an aggregate amount equal to $400 million and terminates on December 8, 2027. The Company can request additional financing to increase the revolving credit facility to $700 million or enter into a term loan of up to $300 million subject to conditions set forth in the Credit Agreement. See Note 8 to the Company's consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further information on the Company's Credit Agreement.

Generally, the Company's foreign operations have generated cash flow from operations sufficient to invest in working capital and fund their capital improvements. As of December 31, 2024 and 2023, the Company's foreign subsidiaries held $8.9 million and $6.9 million of cash, respectively.

The Company believes that these sources, together with cash expected to be generated from operations, should provide the Company with ample liquidity and capital resources to meet both its short-term and long-term cash requirements and to continue to invest in operational excellence, growth initiatives and the development of the organization.

Uses of Cash / Cash Requirements

The Company's material short-term cash requirements primarily include accounts payable, certain employee and retiree benefit-related obligations, operating lease obligations, capital expenditures, and other purchase obligations originating in the normal course of business for inventory purchase orders and contractual service agreements. The Company's principal capital requirements are to fund its operations' working capital and capital improvements, as well as provide capital for acquisitions and to strategically allocate capital through repurchases of Company stock under the Company's current authorized program ending May 2, 2025. The Company will continue to invest in growth opportunities as appropriate while focusing on working capital efficiency and profit improvement opportunities to minimize the cash invested to operate its business. See Notes 7, 9, 14 and 16 to the Company's consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further detail on the Company's accrued expenses, employee and retiree benefit-related obligations, operating lease obligations and historical capital expenditures.

Over the long-term, the Company expects that future investments, including strategic business acquisitions, may be financed through a number of sources, including internally available cash, availability under the Credit Agreement, new debt financing, the issuance of equity securities, or any combination of the aforementioned.

These expectations are forward-looking statements based upon currently available information and may change if conditions in the credit and equity markets deteriorate or other circumstances change. To the extent that operating cash flows are lower than current levels, or sources of financing are not available or not available at acceptable terms, the Company's future liquidity may be adversely affected. See Item 1A. "Risk Factors - Risks Related to Financing and Accounting Matters - Increases in future levels of leverage and size of debt service obligations could adversely affect the Company's ability to raise additional capital to fund the Company's operations, limit the Company's ability to react to changes in the economy or the Company's industries and prevent the Company from meeting the Company's obligations."

Cash Flows

The following table sets forth selected cash flow data for the years ended December 31 (in thousands):

	2024	2023
Cash provided by (used in):		
Operating activities	$ 174,264	$ 218,476
Investing activities	8,544	(15,722)
Financing activities	(12,189)	(120,329)
Effect of exchange rate changes	(565)	(607)
Net increase in cash and cash equivalents	$ 170,054	$ 81,818

Operating Activities

Net cash provided by operating activities for 2024 of $174.2 million consisted of net income of $137.3 million, non-cash net charges totaling $29.7 million, which include depreciation, amortization, intangible asset impairment, stock compensation, gain on sale of business, exit activity costs, benefit of deferred income taxes and other non-cash charges, and $7.2 million of cash generated from working capital and other net operating assets largely due increases in accounts payable, the result of the timing of purchases and vendor payments, and other current assets, the result of the timing of income taxes payments and other receivables incurred.

Net cash provided by operating activities for 2023 of $218.5 million consisted of net income of $110.5 million, non-cash net charges totaling $67.0 million, which include depreciation, amortization, intangible asset impairment, stock compensation, exit activity costs, provision for deferred income taxes and other non-cash charges, and $41.0 million of cash generated from working capital and other net operating assets largely due to the Company's focus on reducing its investment in inventory to better align with lower sales volumes while still meeting customer demand.

Investing Activities

Net cash provided by investing activities for 2024 of $8.5 million consisted of net proceeds of $28.1 million from the sale of the Company's electronic locker business within its Residential segment in the fourth quarter of 2024 and receipt of the $0.3 million final working capital settlement resulting from the sale of the Company's Japan-based solar racking business in the Company's Renewables segment in the fourth quarter of 2023, offset by net capital expenditures of $19.9 million.

Net cash used in investing activities for 2023 of $15.7 million consisted of net cash paid of $10.4 million for the acquisition of a privately held Utah-based company in the third quarter of 2023 and net capital expenditures of $13.9 million, offset by net proceeds of $8.0 million from the sale of the Company's Japan-based solar racking business in the Company's Renewables segment in the fourth quarter of 2023 and receipt of the $0.6 million final working capital settlement related to the 2022 acquisition of QAP.

Financing Activities

Net cash used in financing activities for 2024 of $12.2 million consisted of common stock repurchases. The Company paid $10.0 million in the current year for the repurchase of 154,796 shares under the Company's authorized share repurchase program. The remainder of the repurchased common stock of $2.2 million related to the net settlement of tax obligations for participants in the Company's equity incentive plans and excise taxes on stock repurchases.

Net cash used in financing activities for 2023 of $120.3 million consisted of net long-term debt payments of $91.0 million and $29.3 million of common stock repurchases. Net long-term debt payments consisted of $141.0 million in long-term debt payments, offset by $50.0 million in proceeds from borrowing on the Company's long-term debt credit facility. The Company paid $26.0 million in 2023 to repurchase of 538,575 shares under the Company's authorized share repurchase program. The remainder of the repurchased common stock of $3.3 million related to the net settlement of tax obligations for participants in the Company's equity incentive plans.

Critical Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make decisions based upon estimates, assumptions, and factors it considers relevant to the circumstances. Such decisions include the selection of applicable principles and the use of judgment in their application, the results of which could differ from those anticipated.

A summary of the Company's significant accounting policies are described in Note 1 of the Company's consolidated financial statements included in Part II, Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Our most critical accounting estimates that require the most difficult, subjective and complex judgments include revenue recognition on contracts with customers. Management reviews these estimates on a regular basis and makes adjustments based on historical experience, current conditions, and future expectations. Management believes these estimates are reasonable, but actual results could differ from these estimates.

Revenue Recognition on Contracts with Customers

The vast majority of the Company's sales contracts are for standard products with revenue recognized at the point in time the Company transfers control to the customer. The point in time the Company transfers control is based on when the Company determines the customer has legal title, significant risks and rewards of ownership of the asset, and the Company has a present right to payment for the product. However, revenue representing approximately 36%, 35% and 40% of the Company's 2024, 2023 and 2022 consolidated net sales, respectively, was recognized over time under the cost-to-cost method as the Company satisfied its performance obligations. This method of revenue recognition pertains to activities within the Renewables, Agtech, and Infrastructure segments.

Revenue recognized on contracts over time using the cost-to-cost method for measuring progress is recognized as work progresses toward completion based on the ratio of cumulative costs incurred to date to estimated total contract costs at completion. Revenues are recognized proportionally as costs are incurred under this method. Contract costs include all direct costs related to contract performance and factors inherent in the estimation process include direct labor hours, direct material costs, and other direct costs. The estimates of total costs to be incurred at completion of each contract are sensitive to significant judgments and assumptions, such as the expected costs to complete installation, which are affected by customer site-specific conditions as well as availability and cost of third-party contractors to complete the installation process. These estimates impact the timing and amount of net sales recognized on in-progress performance obligations with customers. The Company on a regular basis reviews its estimates and the progress and performance of the performance obligation for substantially all contracts that the Company recognizes revenue over time under the cost-to-cost method. Any adjustments or changes in these estimates affecting revenues are recognized in the period in which the change becomes known using the cumulative catch-up method of accounting, resulting in the cumulative effect of changes reflected in the period. When any individual contract's estimated total costs to be incurred exceeds the contract's transaction price, the Company recognizes the estimated contract loss in the period in which such loss is determined. A significant change in an estimate on one or more contracts could have a material effect on the Company's results of operations.

The following table summarizes the impact of the changes in contract estimates on net sales and the estimated contract losses recognized in the Company's operating results during the years ended December 31 (in millions):

	2024	2023	2022
Gross favorable effect of the changes in contract estimates on net sales	$ 9.6	$ 13.2	$ 4.5
Gross unfavorable effect of the changes in contract estimates on net sales	(6.0)	(7.5)	(13.7)
Net favorable (unfavorable) effect of the change in contract estimates on sales	$ 3.6	$ 5.7	$ (9.2)
Estimated contract losses recognized	$ 9.4	$ 5.8	$ 9.1

Recent Accounting Pronouncements

For additional information regarding recently issued accounting pronouncements, see Note 1 to the Company's consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

In the ordinary course of business, the Company is exposed to various market risk factors, including changes in general economic conditions, competition, and raw materials pricing and availability. In addition, the Company is exposed to other financial market risks, primarily related to its long-term debt and foreign operations.

Raw Material Pricing Risk

The Company is subject to market risk exposure related to volatility in the price of the Company's principal raw materials of steel, aluminum and resins, which are cyclical in nature and have been historically volatile. Exposure to commodity price fluctuations are generally managed through alignment of the Company's materials costs with pricing to customers by passing increases in raw material costs through to customers and maintaining inventory levels not in excess of the Company's production requirements. The Company may experience unfavorable cost-price alignment if increases in these raw material costs cannot be partially or fully passed on to customers, or if the timing of price increases lags behind the raw material cost increases. The Company cannot accurately calculate the pre-tax impact a one percent change in the commodity costs would have on the Company's 2024 operating results as the change in commodity costs would both impact the cost to purchase materials and the selling prices the Company offers to customers. The impact to the Company's operating results would significantly depend on the competitive environment and the costs of other alternative products, which could impact the Company's ability to pass commodity costs to customers.

Interest Rate Risk

The Company intends to utilize variable interest rate debt to manage interest rate risk, and would consider utilizing fixed rate debt if borrowings were expected to be outstanding for an extended period of time. The Company's available variable rate debt consisted of the revolving credit facility under the Company's Credit Agreement, of which there was no outstanding indebtedness as of and during the year ended December 31, 2024, and there was no other debt outstanding as of and during the year ended December 31, 2024. Borrowings under the Credit Agreement's revolving credit facility bear interest, at the Company's option, at a rate equal to an additional margin plus (a) a base rate, (b) a daily simple SOFR rate, (c) a term SOFR rate or (d) for certain foreign currencies, a foreign current rate. A hypothetical 1% increase or decrease in interest rates would not have had a material effect on the Company's financial position, results of operations or cash flows.

Foreign Exchange Risk

The Company has foreign exchange risk due to the Company's international operations, primarily in Canada, and through sales to and purchases from foreign customers and vendors. Changes in the values of currencies of foreign countries affect the Company's financial position and cash flows when translated into U.S. dollars. The Company principally manages its exposures to many of these foreign exchange rate risks solely through management of its core business activities. The Company cannot accurately calculate the pre-tax impact that a one percent change in the exchange rates of foreign currencies would have on the Company's 2024 operating results as the changes in exchange rates would impact the cost of materials, the U.S. dollar revenue equivalents, and potentially the prices offered to foreign customers.

Item 8. *Financial Statements and Supplementary Data*

	Page Number
Financial Statements:	
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	33
Consolidated Statements of Income for the Years Ended December 31, 2024, 2023, and 2022	35
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023, and 2022	36
Consolidated Balance Sheets as of December 31, 2024 and 2023	37
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023, and 2022	38
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2024, 2023, and 2022	39
Notes to Consolidated Financial Statements	40
Index for Notes to Consolidated Financial Statements:	
Note 1. Summary of Significant Accounting Policies	40
Note 2. Revenue	45
Note 3. Inventories, Net	46
Note 4. Property, Plant, and Equipment, Net	47
Note 5. Acquisitions and Divestitures	47
Note 6. Goodwill and Related Intangible Assets	49
Note 7. Accrued Expenses	50
Note 8. Debt	51
Note 9. Equity-Based Compensation	51
Note 10. Fair Value Measurements	53
Note 11. Exit Activity Costs and Asset Impairments	54
Note 12. Income Taxes	55
Note 13. Earnings per Share	58
Note 14. Leases	58
Note 15. Commitments and Contingencies	59
Note 16. Segment Information	59
Note 17. Subsequent Event	62

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Gibraltar Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gibraltar Industries, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 19, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition on Contracts

Description of the Matter	During the year ended December 31, 2024, the amount of revenue recognized over time was $465 million. As discussed in Note 1 to the consolidated financial statements, for contracts with customers with respect to which the Company satisfies a performance obligation over time, the Company recognizes revenue based on the extent of progress towards completion of the performance obligation using the cost-to-cost measure of progress. Auditing management's estimates to complete for certain components is especially subjective due to significant judgment required in estimating the remaining costs to complete. Factors inherent in the estimation process include direct labor hours, direct material costs, and other direct costs. Due to uncertainties attributed to such factors, a significant change in an estimate on one or more contracts could have a material effect on the Company's results of operations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the measurement and valuation of the Company's review of estimated costs to complete, including the determination of the underlying significant assumptions and the completeness and accuracy of the contracts reviewed. For example, we tested controls over management's quarterly review of the cost estimates, monthly review of open contracts and completed contracts, and review over the cost estimates used to develop initial cost estimates on projects.
	To test the amount of revenue recognized from contracts, our audit procedures included, among others, assessing whether the performance obligations identified were appropriately recognized on an over time basis through inspection of the contract and inquiry from management regarding the nature and scope of work and testing the completeness and accuracy of the data underlying the determination of the amount of revenue recognized in the current period. To assess the over time revenue recognition, we tested that the actual costs incurred on the project are complete and accurate through agreement to supporting evidence. Our testing of the assumptions included a combination of inquiries of the project management and financial personnel, inspection of evidence to support future estimated costs, performance of an analysis of actual gross margin on completed contracts compared to prior estimates, evaluation of subsequent year-end expenses incurred on projects, and assessment of the historical accuracy of management's estimates by analyzing changes in project gross margins during project lifecycles and determining if those changes were driven by cost factors that should have been known or could have been reasonably estimated at project inception.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2005.

Boston, Massachusetts

February 19, 2025

GIBRALTAR INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net sales	$ 1,308,764	$ 1,377,736	$ 1,389,966
Cost of sales	956,936	1,015,770	1,071,272
Gross profit	351,828	361,966	318,694
Selling, general, and administrative expense	197,505	207,440	188,592
Intangible asset impairment	11,300	3,797	—
Income from operations	143,023	150,729	130,102
Interest (income) expense, net	(6,171)	3,002	4,047
Other (income) expense	(24,731)	(1,265)	14,565
Income before taxes	173,925	148,992	111,490
Provision for income taxes	36,585	38,459	29,084
Net income	$ 137,340	$ 110,533	$ 82,406
Net earnings per share:			
Basic	$ 4.50	$ 3.61	$ 2.57
Diluted	$ 4.46	$ 3.59	$ 2.56
Weighted average shares outstanding:			
Basic	30,538	30,626	32,096
Diluted	30,769	30,785	32,192

See accompanying notes to consolidated financial statements.

GIBRALTAR INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 137,340	$ 110,533	$ 82,406
Other comprehensive (loss) income:			
Foreign currency translation adjustment	(3,337)	1,204	(5,022)
Adjustment to postretirement benefit liability, net of tax	125	114	1,403
Other comprehensive (loss) income	(3,212)	1,318	(3,619)
Total comprehensive income	$ 134,128	$ 111,851	$ 78,787

See accompanying notes to consolidated financial statements.

GIBRALTAR INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 269,480	$ 99,426
Trade receivables, net of allowance of $3,394 and $5,351, respectively	169,350	172,736
Costs in excess of billings, net	34,570	51,814
Inventories, net	138,140	120,503
Prepaid expenses and other current assets	39,792	17,772
Total current assets	651,332	462,251
Property, plant, and equipment, net	109,820	107,603
Operating lease assets	45,021	44,918
Goodwill	507,419	513,383
Acquired intangibles	103,882	125,980
Other assets	1,936	2,316
	$ 1,419,410	$ 1,256,451
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 117,408	$ 92,124
Accrued expenses	95,664	88,719
Billings in excess of costs	41,790	44,735
Total current liabilities	254,862	225,578
Deferred income taxes	56,655	57,103
Non-current operating lease liabilities	35,125	35,989
Other non-current liabilities	24,734	22,783
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized 10,000 shares; none outstanding	—	—
Common stock, $0.01 par value; authorized 100,000 shares; 34,313 and 34,219 shares issued and outstanding in 2024 and 2023	343	342
Additional paid-in capital	343,583	332,621
Retained earnings	875,851	738,511
Accumulated other comprehensive loss	(5,326)	(2,114)
Cost of 3,960 and 3,778 common shares held in treasury in 2024 and 2023	(166,417)	(154,362)
Total stockholders' equity	1,048,034	914,998
	$ 1,419,410	$ 1,256,451

See accompanying notes to consolidated financial statements.

GIBRALTAR INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash Flows from Operating Activities			
Net income	$ 137,340	$ 110,533	$ 82,406
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	27,312	27,378	26,167
Intangible asset impairment	11,300	3,797	—
Stock compensation expense	10,963	9,750	8,334
Gain on sale of business	(25,265)	—	—
Exit activity costs, non-cash	31	2,771	16,266
(Benefit of) provision for deferred income taxes	(486)	10,800	6,337
Other, net	5,865	12,492	1,506
Changes in operating assets and liabilities net of effects from acquisitions:			
Trade receivables and costs in excess of billings	17,914	(15,375)	32,754
Inventories	(18,623)	45,908	14,377
Other current assets and other assets	(22,515)	514	2,062
Accounts payable	26,528	(14,387)	(76,260)
Accrued expenses and other non-current liabilities	3,900	24,295	(11,258)
Net cash provided by operating activities	174,264	218,476	102,691
Cash Flows from Investing Activities			
Purchases of property, plant, and equipment, net	(19,930)	(13,906)	(20,062)
Acquisitions, net of cash acquired	—	(9,863)	(51,621)
Net proceeds from sale of business	28,474	8,047	—
Net cash provided by (used in) investing activities	8,544	(15,722)	(71,683)
Cash Flows from Financing Activities			
Long-term debt payments	—	(141,000)	(138,000)
Proceeds from long-term debt	—	50,000	204,500
Payment of debt issuance costs	—	—	(2,013)
Purchase of common stock at market prices	(12,189)	(29,329)	(89,494)
Net cash used in financing activities	(12,189)	(120,329)	(25,007)
Effect of exchange rate changes on cash	(565)	(607)	(1,242)
Net increase in cash and cash equivalents	170,054	81,818	4,759
Cash and cash equivalents at beginning of year	99,426	17,608	12,849
Cash and cash equivalents at end of year	$ 269,480	$ 99,426	$ 17,608
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 1,050	$ 3,553	$ 3,542
Cash paid for income taxes	$ 31,044	$ 23,447	$ 27,017

See accompanying notes to consolidated financial statements.

GIBRALTAR INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at December 31, 2021	**33,799**	**$ 338**	**$ 314,541**	**$545,572**	**$ 187**	**1,107**	**$ (35,380)**	**$ 825,258**
Net income	—	—	—	82,406	—	—	—	82,406
Foreign currency translation adjustment	—	—	—	—	(5,022)	—	—	(5,022)
Postretirement benefit plan adjustments, net of taxes of $449	—	—	—	—	1,403	—	—	1,403
Stock compensation expense	—	—	8,334	—	—	—	—	8,334
Net settlement of restricted stock units	245	2	(2)	—	—	95	(4,404)	(4,404)
Awards of common stock	16	—	—	—	—	—	—	—
Common stock repurchased under stock repurchase program	—	—	—	—	—	1,997	(85,876)	(85,876)
Balance at December 31, 2022	**34,060**	**$ 340**	**$ 322,873**	**$627,978**	**$ (3,432)**	**3,199**	**$ (125,660)**	**$ 822,099**
Net income	—	—	—	110,533	—	—	—	110,533
Foreign currency translation adjustment	—	—	—	—	1,204	—	—	1,204
Postretirement benefit plan adjustments, net of taxes of $36	—	—	—	—	114	—	—	114
Stock compensation expense	—	—	9,750	—	—	—	—	9,750
Net settlement of restricted stock units	151	2	(2)	—	—	58	(3,362)	(3,362)
Awards of common stock	8	—	—	—	—	—	—	—
Excise tax on repurchase of common shares	—	—	—	—	—	—	(159)	(159)
Common stock repurchased under stock repurchase program	—	—	—	—	—	521	(25,181)	(25,181)
Balance at December 31, 2023	**34,219**	**$ 342**	**$ 332,621**	**$738,511**	**$ (2,114)**	**3,778**	**$ (154,362)**	**$ 914,998**
Net income	—	—	—	137,340	—	—	—	137,340
Foreign currency translation adjustment	—	—	—	—	(3,337)	—	—	(3,337)
Postretirement benefit plan adjustments, net of taxes of $41	—	—	—	—	125	—	—	125
Stock compensation expense	—	—	10,963	—	—	—	—	10,963
Net settlement of restricted stock units	86	1	(1)	—	—	27	(2,035)	(2,035)
Awards of common stock	8	—	—	—	—	—	—	—
Excise tax on repurchase of common shares	—	—	—	—	—	—	(34)	(34)
Common stock repurchased under stock repurchase program	—	—	—	—	—	155	(9,986)	(9,986)
Balance at December 31, 2024	**34,313**	**$ 343**	**$ 343,583**	**$875,851**	**$ (5,326)**	**3,960**	**$ (166,417)**	**$ 1,048,034**

See accompanying notes to consolidated financial statements.

GIBRALTAR INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of Gibraltar Industries, Inc. and subsidiaries (the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Reclassification

The Company has presented costs in excess of billings, net separately on its consolidated balance sheet as of December 31, 2023 to conform with current year presentation. Historically, the Company included costs in excess of billings, net within accounts receivable on its consolidated balance sheet. This reclassification had no impact on the Company's net income, earnings per share, cash flows, segment reporting or financial position.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates due to uncertainty in the current economic environment.

Segment reporting

The Company has four reportable segments: Residential, Renewables, Agtech and Infrastructure. For further disclosure regarding the Company's reportable segments, refer to Note 16 "Segment Information."

Revenue recognition

Revenue is recognized when, or as, the Company transfers control of promised products or services to a customer in an amount that reflects the consideration the Company expects to be entitled in exchange for transferring those products or services.

Performance obligations satisfied at a point in time and significant judgments

Revenue from contracts with customers is recognized when the Company transfers control of the promised product at a point in time, which is determined when the customer has legal title and the significant risks and rewards of ownership of the asset, and the Company has a present right to payment for the product. The Company allocates the transaction price, which is generally the quoted price per terms of the contract and the consideration the Company expects to receive, to each performance obligation. These products are generally sold with rights of return and these contracts may provide other credits or incentives, which are accounted for as variable consideration. Sales returns, allowances, and customer incentives, including rebates, are treated as reductions to the sales transaction price and based largely on an assessment of all information (i.e., historical, current and forecasted) that is reasonably available to the Company, and estimated at contract inception and updated at the end of each reporting period as additional information becomes available.

Performance obligations satisfied over time and significant judgments

For a contract to construct an asset that the customer controls as it is being created or enhanced, or a promise to provide a product that has no alternative use to the Company and the Company has enforceable rights to payment, the Company recognizes revenue over time. For the contracts to construct a certain asset, the Company determines that the customer controls the asset while it is being constructed. For the contracts for products that have no alternative use and for which the Company has an enforceable right to payment, the Company identifies these products as products that are not a standard inventory item or the Company cannot readily direct the product to another customer for use without incurring a significant economic loss, or significant costs to rework the product.

The Company determines the transaction price for each contract based on the consideration the Company expects to receive for the promised products and services under the entire contract, which is generally the stated contract price based on an expected cost plus a margin.

For the above contracts with customers with respect to which the Company satisfies a performance obligation over time, the Company recognizes revenue based on the extent of progress towards completion of the performance obligation using the cost-to-cost measure of progress. Under the cost-to-cost measure of progress, the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues are recognized proportionally as costs are incurred. Costs to fulfill a contract include all direct costs related to contract performance. On a regular basis for substantially all contracts, the Company reviews its estimates and progress towards completion of its performance obligations. When the Company determines there is a change to any individual contract's estimated total costs to be incurred, the Company recognizes the impact to revenues using the cumulative catch-up method. When any individual contract's estimated total costs to be incurred exceeds the contract's transaction price, the Company recognizes the contract loss in the period in which such loss is determined.

The Company also recognizes revenues from services contracts over time. The Company recognizes revenue over time during the term of the agreement as the customer is simultaneously receiving and consuming the benefits provided throughout the Company's performance. Therefore, due to control transferring over time, the Company recognizes revenue on a straight-line basis throughout the contract period.

Contract assets and contract liabilities

Contract assets primarily represents revenue recognized for performance obligations that have been satisfied but for which amounts receivable have not been billed. Contract liabilities include payments received from customers in advance of the satisfaction of performance obligations for a contract. The Company does not consider contract advances to be significant financing components as the intent of these payments in advance are for reasons other than providing a significant financing benefit and are customary in the Company's industry. Unearned revenue relates to payments received in advance of performance under the contract and is recognized when the Company performs under the contract.

Costs to obtain a contract with a customer

The Company expenses incremental costs of obtaining a contract as incurred when the benefit of those costs is less than twelve months. These incremental costs include, but are not limited to, sales commissions incurred to obtain a contract with a customer. If the Company expects the benefit of the incremental costs to be greater than twelve months, the Company records an asset for those costs which is amortized over the duration of the contract.

Cash and cash equivalents
All highly liquid investments with a maturity of three months or less are considered cash equivalents.

Trade receivables and allowance for expected credit losses
Trade receivables are stated at the amount invoiced to customers less an allowance for expected credit losses. In general, the Company's policy is to not charge interest on trade receivables after the invoice becomes past due. A trade receivable is considered past due if payment has not been received within the agreed upon invoice terms.

The Company's expected credit losses methodology is developed using estimates and historical collection experience, current and future economic and market conditions, and a review of the current status of customers' trade receivables. The Company is exposed to credit losses through sales of products and services. Due to the short-term nature of such trade receivables, the estimated amount of trade receivables that may not be collected is based on aging of the trade receivable balances. Additionally, specific allowance amounts are established to record the appropriate provision for customers that no longer share risk characteristics similar with other trade receivables. The Company's monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Trade receivables are written off when determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote.

The following table provides a roll-forward of the allowance for expected credit losses for the years ended December 31 (in thousands):

	2024	2023	2022
Beginning balance	$ 5,351	$ 3,527	$ 3,409
Bad debt expense, net of recoveries	1,093	3,146	1,331
Accounts written off against allowance and other adjustments	(3,050)	(1,322)	(1,213)
Ending balance	$ 3,394	$ 5,351	$ 3,527

Concentrations of credit risk in trade receivable are limited to those from significant customers that are believed to be financially sound. As of December 31, 2024 and 2023, the Company's most significant customer is a home improvement retailer. The home improvement retailer purchases from the Residential segment. Trade receivables as a percentage of consolidated trade receivables from the home improvement retailer was 16% and 17% as of December 31, 2024 and 2023, respectively. Net sales to the home improvement retailer as a percentage of consolidated net sales were 12%, 13%, and 14% during the years ended December 31, 2024, 2023 and 2022, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using either the first-in, first-out method or the average costing method. Shipping and handling costs are recognized as a component of cost of sales.

Property, plant, and equipment

Property, plant, and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Interest is capitalized in connection with construction of qualified assets. Expenditures that exceed an established dollar threshold and that extend the useful lives of assets are capitalized, while repair and maintenance costs are expensed as incurred. The estimated useful lives of land improvements, buildings, and building improvements are 15 to 40 years, while the estimated useful lives for machinery and equipment are 3 to 20 years.

The table below sets forth the depreciation expense recognized during the years ended December 31 (in thousands):

	2024	2023	2022
Depreciation expense	$ 16,656	$ 16,139	$ 14,583

Acquisition related assets and liabilities

Accounting for the acquisition of a business as a purchase transaction requires an allocation of the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most complex estimations of individual fair values are those involving long-lived assets, such as property, plant, and equipment and intangible assets. The Company uses all available information to make these fair value determinations and engages independent valuation specialists to assist in the fair value determination of the acquired long-lived assets.

Goodwill and other intangible assets

The Company tests goodwill for impairment at the reporting unit level on an annual basis at October 31, or more frequently if an event occurs, or circumstances change, that indicate that the fair value of a reporting unit could be below its carrying value. The reporting units are at the component level, or one level below the operating segment level. Goodwill is assigned to each reporting unit as of the date the reporting unit is acquired.

The Company may elect to perform a qualitative assessment that considers economic, industry and company-specific factors for some or all of the Company's selected reporting units. If, after completing the assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company proceeds to a quantitative test. The Company may also elect to perform a quantitative test instead of a qualitative test for any or all of the Company's reporting units. The quantitative impairment test consists of comparing the fair value of a reporting unit, determined using two valuation techniques, to its carrying value. If the carrying value of the reporting unit exceeds its fair value, goodwill is considered impaired, and a loss measured by the excess of the carrying value of the reporting unit over the fair value of the reporting unit must be recorded. The fair value of reporting units evaluated under the quantitative test are determined using two valuation techniques: an income approach and a market approach. Each valuation approach relies on significant assumptions including a weighted average cost of capital ("WACC") based upon the capital structure of market participants in the Company's peer groups, projected revenue growth, forecasted cash flows, and earnings multiples based on the market value of the Company and market participants within its peer groups.

The Company also tests its indefinite-lived intangible assets for impairment on an annual basis as of October 31, or more frequently if an event occurs, or circumstances change, that indicate that the fair value of an indefinite-lived intangible asset could be below its carrying value. The impairment test consists of comparing the fair value of the indefinite-lived intangible asset, determined using discounted cash flows on a relief-from-royalty basis, with its carrying amount. An impairment loss would be recognized for the carrying amount in excess of its fair value. Acquired identifiable intangible assets are recorded at cost. Identifiable intangible assets with finite useful lives are amortized over their estimated useful lives. For additional disclosure of the Company's goodwill and other intangible assets refer to Note 6 "Goodwill and Related Intangible Assets."

Impairment of long-lived assets

Long-lived assets, including acquired identifiable intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. In specific situations, when the Company has selected individual assets to be sold or scrapped, the Company obtains market value data for those specific assets and measures and records the impairment loss based on such data. Otherwise, the Company uses undiscounted cash flows to determine whether impairment exists and measures any impairment loss by approximating fair value using acceptable valuation techniques, including discounted cash flow models and third-party appraisals. For additional disclosure on impairment of the Company's long-lived assets refer to Note 6 "Goodwill and Related Intangible Assets" and Note 11 "Exit Activity Costs and Asset Impairments."

Leases

The Company determines if an agreement is, or contains, a lease at the inception of the agreement. At lease commencement, the Company recognizes a right-of-use asset and a lease liability for leases with terms greater than twelve months. The initial lease liability is recognized at the present value of remaining lease payments over the lease term. Leases with an initial term of twelve months or less are not recorded on the Company's consolidated balance sheets. The Company recognizes lease expense for operating leases on a straight-line basis over the lease term. The Company combines lease and non-lease components, such as common area maintenance costs, in calculating the related asset and lease liabilities for all underlying asset groups. Operating lease cost is included in income from operations and includes short-term leases and variable lease costs which are immaterial. Current operating lease liabilities are represented within accrued expenses on the Company's consolidated balance sheets.

Deferred charges

Deferred charges associated with initial costs incurred to enter into new debt arrangements are included as a component of long-term debt and are amortized as a part of interest expense over the terms of the associated debt agreements.

Advertising

The Company expenses advertising and marketing costs as incurred. For the years ended December 31, 2024, 2023 and 2022, advertising and marketing costs were $10.1 million, $10.0 million, and $10.9 million, respectively.

Foreign currency transactions and translation

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period.

Defined Benefit Pension and Other Postretirement Plans

The Company has a 401(k) plan in which all employees of U.S. subsidiaries are eligible to participate. Total expense for the 401(k) plan for the years ended December 31 was (in thousands):

	2024	2023	2022
401(k) plan	$ 4,360	$ 3,804	$ 3,580

The Company contributes to a multiemployer defined benefit pension plan under the terms of a collective-bargaining agreement that covers union-represented employees. The Company's one multiemployer plan is underfunded and has a rehabilitation plan in place. The rehabilitation plan requires minimum contributions from the Company. Given the status of this plan, it is reasonably possible that future contributions to the plan will increase although the Company cannot reasonably estimate a possible range of increased contributions as of December 31, 2024.

The Company has an unfunded postretirement healthcare plan which provides health insurance to certain retired employees and their spouses. This plan has been frozen, no current employees participate and no additional participants will be added to the plan in the future. The Company's postretirement health care costs adjustments are reclassified when realized from accumulated other comprehensive loss to other expense in the Company's consolidated statements of income.

Income taxes

The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Company records a valuation allowance to reduce deferred tax assets when uncertainty exists regarding their realization.

Equity-based compensation

The Company measures the cost of equity-based compensation based on grant date fair value and recognizes the cost over the period in which the employee is required to provide service in exchange for the award reduced by forfeitures. Equity-based compensation consists of grants of stock options, deferred stock units, common stock, restricted stock units, and performance stock units. Equity-based compensation expense is included as a component of selling, general, and administrative expenses.

Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding, as well as dilutive common shares which include shares issuable pursuant to equity based incentive compensation awards under the equity compensation plans described in Note 9 "Equity-Based Compensation."

Recent accounting pronouncements

The Company evaluated all recently issued Financial Accounting Standards Board ("FASB") Accounting Standard Updates ("ASU"), including those that are currently effective in or after 2024, and determined that the adoption of these pronouncements would not have a material effect on the financial position, results of operations or cash flows of the Company, with the exception of the following adopted and not yet adopted recent accounting principles.

Standard	Description	Financial Statement Effect or Other Significant Matters
Recent Accounting Pronouncements Adopted		
ASU No. 2023-07 *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*	In November 2023, the FASB issued ASU No. 2023-07, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker ("CODM"). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The amendments in the ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.	The Company adopted this ASU and the required disclosures in these financial statements and has applied the amendments in this ASU retrospectively to all prior periods presented in these financial statements. The adoption of this ASU only affected the Company's disclosures in Note 16 "Segment Information" and there was no material impact to the Company's results of operations, cash flows or financial condition.

Recent Accounting Pronouncements Not Yet Adopted

ASU No. 2023-09 *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*	In December 2023, the FASB issued ASU No. 2023-09, which focuses on the rate reconciliation and income taxes paid. This ASU requires a public business entity to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received.	The amendments in this ASU are effective for the Company in its annual reporting period beginning after December 15, 2024, with early adoption permitted. The Company may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all period presented. The Company expects this ASU to impact the Company's disclosures with no material impacts to the Company's results of operations, cash flows, and financial condition. The Company's planned date of adoption of these required disclosures in its financial statements for annual reporting period ending December 31, 2025.
ASU No. 2024-03 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* and ASU No. 2025-01 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*	In November 2024, the FASB issued ASU No. 2024-03, which includes amendments that require disaggregated information about certain income statement expense line items to be disclosed in the notes to the financial statements on an annual and interim basis. Additionally, in January 2025, the FASB issued ASU No. 2025-01, which amended the effective date of ASU 2024-03.	The amendments in ASU 2024-03 are effective for the Company in its first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is required to apply the amendments in this ASU prospectively and may apply it retrospectively. The Company expects this ASU to impact the Company's disclosures with no material impacts to the Company's results of operations, cash flows, and financial condition. The Company's planned date of adoption of these required disclosures in its financial statements for annual reporting period ending December 31, 2027.

(2) REVENUE

Sales includes revenue from contracts with customers for roof and foundation ventilation products, centralized mail systems, rain dispersion products, trims and flashings and other accessories, retractable awnings and gutter guards; designing, engineering, manufacturing and installation of solar racking systems and electrical balance of systems; designing, engineering, manufacturing and installation of greenhouses; structural bearings, expansion joints, pavement sealant, elastomeric concrete and bridge cable protection systems.

Refer to Note 16 "Segment Information" for disclosures related to disaggregation of revenue.

Payment terms and conditions vary by contract, although terms generally include a requirement of payment within a range from 30 to 60 days, or in certain cases, up front deposits. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company's contracts generally do not include a significant financing component. Taxes collected from customers, which are subsequently remitted to governmental authorities, are excluded from sales.

As of December 31, 2024, the Company's remaining performance obligations are part of contracts that have an original expected duration of one year or less. Additionally, as of December 31, 2024 and 2023, there were no assets recognized related to incremental costs of obtaining a contract with a customer as the benefits of these costs are not expected to exceed one year.

Contract assets consist of net costs in excess of billings, classified as current assets in the Company's consolidated balance sheets. Contract liabilities consist of billings in excess of costs, classified as current liabilities, and unearned revenue, presented within accrued expenses, in the Company's consolidated balance sheets. Unearned revenue at December 31, 2024 and 2023 was $3.1 million and $3.9 million, respectively.

The Company recognized revenue of $42.9 million, $35.5 million, and $44.4 million during the years ended December 31, 2024, 2023, and 2022, respectively, that was included in the contract liabilities balance of $48.7 million, $39.6 million, and $50.4 million at December 31, 2023, 2022 and 2021, respectively.

The decreases in costs in excess of billings and billings in excess of costs as of December 31, 2024 compared to December 31, 2023, respectively, were primarily due to decline in volume in the Renewables segment in 2024 compared to 2023.

For the years ended December 31, 2024, 2023, and 2022, there were no changes to estimated total costs to be incurred related to any individual contract that materially impacted the Company's consolidated financial statements.

(3) INVENTORIES, NET

Inventories, net of reserves, consisted of the following at December 31 (in thousands):

	2024	2023
Raw material	$ 78,888	$ 71,981
Work-in-process	18,195	9,508
Finished goods	41,057	39,014
Inventories, net	$ 138,140	$ 120,503

The Company's gross inventory balances are reduced by reserves for excess, obsolete and slow moving inventory and estimates for determining net realizable value of the inventory that are reported on a net basis on the Company's consolidated balance sheets.

The following table summarizes activity recorded within the reserve for excess, obsolete and slow moving inventory for the years ended December 31 (in thousands):

	2024	2023	2022
Beginning balance	$ 9,378	$ 6,179	$ 4,400
Excess, obsolete and slow moving inventory expense	692	4,243	1,582
Scrapped inventory and other adjustments	(4,746)	(1,044)	197
Ending balance	$ 5,324	$ 9,378	$ 6,179

(4) PROPERTY, PLANT, AND EQUIPMENT, NET

Components of property, plant, and equipment at December 31 consisted of the following (in thousands):

	2024	2023
Land and land improvements	$ 4,474	$ 4,544
Building and improvements	44,320	43,732
Machinery and equipment	248,741	231,275
Construction in progress	16,378	17,391
Property, plant, and equipment, gross	313,913	296,942
Less: accumulated depreciation	(204,093)	(189,339)
Property, plant, and equipment, net	$ 109,820	$ 107,603

(5) ACQUISITIONS AND DIVESTITURES

2023 Acquisition

On July 5, 2023, the Company acquired the assets of a privately held Utah-based company that manufactures and distributes roof flashing and accessory products, and sells direct to roofing wholesalers. The results of this acquisition have been included in the Company's consolidated financial results since the date of acquisition within the Company's Residential segment. The purchase consideration for this acquisition was $10.4 million, which includes a working capital adjustment and certain other adjustments provided for in the asset purchase agreement.

The purchase price for the acquisition was allocated to the assets acquired and liabilities assumed based upon their respective fair values estimated as of the date of acquisition. The Company has completed the process to confirm the existence, condition, and completeness of the assets acquired and liabilities assumed to establish fair value of such assets and liabilities and to determine the amount of goodwill to be recognized as of the date of acquisition. The excess consideration was recorded as goodwill and approximated $3.0 million, all of which is deductible for tax purposes. Goodwill represents future economic benefits arising from other assets acquired that could not be individually identified including workforce additions, growth opportunities, and increased presence in the domestic building products markets.

The allocation of the purchase consideration to the estimated fair value of the assets acquired and liabilities assumed is as follows as of the date of the acquisition (in thousands):

Working capital	$ 827
Property, plant, and equipment	195
Acquired intangible assets	6,310
Other assets	134
Other liabilities	(72)
Goodwill	3,023
Fair value of purchase consideration	$ 10,417

The intangible assets acquired in this acquisition consisted of the following (in thousands):

	Fair Value	Weighted-Average Amortization Period
Trademarks	$ 250	3 years
Customer relationships	6,060	12 years
Total	$ 6,310	

2022 Acquisition

On August 22, 2022, the Company purchased all the issued and outstanding membership interests of Quality Aluminum Products ("QAP"), a manufacturer of aluminum and steel products including soffit, fascia, trim coil, rain carrying products and aluminum siding. The results of QAP have been included in the Company's consolidated financial results since the date of acquisition within the Company's Residential segment. The purchase consideration for the acquisition of QAP was $52.1 million, which includes a working capital adjustment and certain other adjustments provided for in the membership interest purchase agreement.

The purchase price for the acquisition was allocated to the assets acquired and liabilities assumed based upon their respective fair values estimated as of the date of acquisition. The Company has completed the process to confirm the existence, condition, and completeness of the assets acquired and liabilities assumed to establish fair value of such assets and liabilities and to determine the amount of goodwill to be recognized as of the date of acquisition. The excess consideration was recorded as goodwill and approximated $4.0 million, all of which is deductible for tax purposes. Goodwill represents future economic benefits arising from other assets acquired that could not be individually identified including workforce additions, growth opportunities, and increased presence in the domestic building products markets.

The allocation of the purchase consideration to the estimated fair value of the assets acquired and liabilities assumed is as follows as of the date of the acquisition (in thousands):

Cash	$	1,018
Working capital		23,372
Property, plant, and equipment		8,486
Acquired intangible assets		14,700
Other assets		1,813
Other liabilities		(1,295)
Goodwill		3,991
Fair value of purchase consideration	$	52,085

The intangible assets acquired in this acquisition consisted of the following as of the date of acquisition (in thousands):

	Fair Value	Weighted-Average Amortization Period
Trademarks	$ 2,800	Indefinite
Customer relationships	11,900	12 years
Total	$ 14,700	

The acquisition of the privately held Utah-based company and the acquisition of QAP were financed primarily through borrowings under the Company's revolving credit facility.

The Company recognized costs as a component of cost of sales related to the sale of inventory at fair value as a result of allocating the purchase price of recent acquisitions. The Company also incurred certain acquisition-related costs comprised of legal and consulting fees. These costs were recognized as a component of selling, general, and administrative expenses in the consolidated statements of income.

The acquisition-related costs consisted of the following for the years ended December 31 (in thousands):

	2024	2023	2022
Cost of sales	$ —	$ 12	$ 1,427
Selling, general and administrative costs	491	253	545
Total acquisition related costs	$ 491	$ 265	$ 1,972

2024 Divestiture

On December 17, 2024, the Company sold its electronic locker business within its Residential segment to a third party. The $28.1 million net proceeds from the sale resulted in a pre-tax net gain of $25.3 million and has been presented within other (income) expense in the consolidated statements of income. This divestiture did not meet the criteria to be recorded as a discontinued operation nor did it have a major effect on the Company's operations.

2023 Divestiture

On December 1, 2023, the Company sold its Japan-based solar racking business within its Renewables segment to a third party. The $8.0 million net proceeds from the sale resulted in a pre-tax net loss of $0.6 million and has been presented within other (income) expense in the consolidated statements of income. This divestiture did not meet the criteria to be recorded as a discontinued operation nor did it have a major effect on the Company's operations.

(6) GOODWILL AND RELATED INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31 were as follows (in thousands):

	Residential	Renewables	Agtech	Infrastructure	Total
Balance at December 31, 2022	$ 209,056	$ 188,030	$ 83,599	$ 31,678	$ 512,363
Acquired goodwill	4,133	—	—	—	4,133
Other changes (1)	387	(3,800)	300	—	(3,113)
Balance at December 31, 2023	213,576	184,230	83,899	31,678	513,383
Other changes (1)	(4,406)	—	(1,558)	—	(5,964)
Balance at December 31, 2024	$ 209,170	$ 184,230	$ 82,341	$ 31,678	$ 507,419

(1) Other changes in the carrying amounts of goodwill includes adjustment to prior year acquisitions, foreign currency translation and sale of business.

Goodwill is recognized net of accumulated impairment losses of $133.2 million as of December 31, 2024 and 2023, respectively. No goodwill impairment charges were recognized during the years ended December 31, 2024, 2023, and 2022.

Annual and Interim Impairment Testing

The Company tests goodwill and indefinite-lived intangible assets for impairment on an annual basis as of October 31 and at interim dates when indicators of impairment are present. In 2024, 2023, and 2022, no indicators of impairment were identified as of interim dates; therefore, no interim tests were performed.

The Company conducted its annual goodwill impairment test for its six reporting units as of October 31, 2024. A quantitative test was conducted for one of reporting units, and a qualitative analysis for the remaining five reporting units. Both the quantitative and qualitative impairment tests consist of comparing the fair value of a reporting unit with its carrying value including goodwill. For additional disclosure of the Company's assessment approach, refer to Note 1 "Summary of Significant Accounting Policies".

As a result of the Company's annual testing for 2024, 2023, and 2022, none of the reporting units with goodwill as of the testing date had carrying values in excess of their fair values.

Acquired Intangible Assets

Acquired intangible assets consisted of the following (in thousands):

	December 31, 2024		December 31, 2023	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Indefinite-lived intangible assets:				
Trademarks	$ 40,400	$ —	$ 52,300	$ —
Finite-lived intangible assets:				
Trademarks	2,550	1,773	5,773	4,714
Unpatented technology	30,329	23,199	34,133	24,295
Customer relationships	99,060	43,560	110,649	48,088
Non-compete agreements	709	634	2,376	2,154
	132,648	69,166	152,931	79,251
Total acquired intangible assets	$ 173,048	$ 69,166	$ 205,231	$ 79,251

The following table summarizes intangible asset impairment for the years ended December 31 (in thousands):

	2024	2023	2022
Indefinite-lived trademarks (1)	$ 11,300	$ 3,200	$ —
Amortizing trademarks (2)	—	597	—
Total	$ 11,300	$ 3,797	$ —

(1) Rebranding initiatives that resulted in the discontinuation of certain indefinite-lived trademarks in both the Renewables and Agtech segments in 2024 and only the Agtech segment in 2023.

(2) Write-off of amortizing intangibles related to a discontinued product line in the Renewables segment.

The Company recognized amortization expense related to the definite-lived intangible assets. The following table summarizes amortization expense for the years ended December 31 (in thousands):

	2024	2023	2022
Amortization expense	$ 10,656	$ 11,239	$ 11,584

Amortization expense related to acquired intangible assets for the next five years ended December 31 is estimated as follows (in thousands):

	2025	2026	2027	2028	2029
Amortization expense	$ 10,351	$ 9,318	$ 8,033	$ 7,270	$ 7,221

(7) ACCRUED EXPENSES

Accrued expenses at December 31 consisted of the following (in thousands):

	2024	2023
Compensation	$ 20,193	$ 22,893
Customer rebates	18,066	18,497
Product warranties	17,463	9,139
Current operating lease liability	11,473	10,278
Insurance	5,773	6,307
Interest and taxes	5,571	5,167
Other	17,125	16,438
Total accrued expenses	$ 95,664	$ 88,719

Accrued expenses for compensation includes salaries, benefits, and short-term or current portions of incentives and bonuses. Accrued expenses for insurance are primarily for general liability, workers' compensation and employee healthcare policies for which the Company is self-insured up to certain per-occurrence and aggregate limits.

Product Warranties

The Company generally warrants that its products will be free from material defects in workmanship and materials. Warranty reserve estimates are based on management's judgment, considering such factors as historical experience, anticipated rates of claims, and other available information. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates.

The reserve for product warranties is presented within accrued expenses on the Company's consolidated balance sheets. Activity in the product warranties is summarized as follows for the years ended December 31, (in thousands):

	2024	2023
Beginning balance	$ 9,139	$ 6,251
Provisions/accruals during the period	16,048	6,190
Settlements made during the period	(7,724)	(3,302)
Ending balance	$ 17,463	$ 9,139

(8) DEBT

The Company had no outstanding debt as of December 31, 2024 and 2023. Unamortized debt issuance costs, included in other assets on the consolidated balance sheets, as of December 31, 2024 and 2023 were $1.3 million and $1.7 million, respectively.

Revolving Credit Facility

On December 8, 2022, the Company entered into a Credit Agreement (the "Credit Agreement") which provides for a revolving credit facility and letters of credit in an aggregate amount equal to $400 million. The Company can request additional financing to increase the revolving credit facility to $700 million or enter into a term loan of up to $300 million subject to conditions set forth in the Credit Agreement. The Credit Agreement contains two financial covenants. As of December 31, 2024, the Company was in compliance with all financial covenants. The Credit Agreement terminates on December 8, 2027.

Borrowings under the Credit Agreement bear interest, at the Company's option, at a rate equal to the applicable margin plus (a) a base rate, (b) a daily simple secured overnight financing rate ("SOFR") rate, (c) a term SOFR rate or (d) for certain foreign currencies, a foreign currency rate, in each case subject to a 0% floor. Through March 31, 2023, the Credit Agreement had an initial applicable margin of 0.125% for base rate loans and 1.125% for SOFR and alternative currency loans. Thereafter, the applicable margin ranges from 0.125% to 1.00% for base rate loans and from 1.125% to 2.00% for SOFR and alternative currency loans based on the Company's Total Net Leverage Ratio, as defined in the Credit Agreement. In addition, the Credit Agreement is subject to an annual commitment fee, payable quarterly, which was initially 0.20% of the daily average undrawn balance of the revolving credit facility and, from and after April 1, 2023, ranges between 0.20% and 0.25% of the daily average undrawn balance of the revolving credit facility based on the Company's Total Net Leverage Ratio.

Borrowings under the Credit Agreement are secured by the trade receivables, inventory, personal property, equipment, and general intangibles of the Company's significant domestic subsidiaries. Capital distributions are subject to certain Total Net Leverage Ratio requirements and capped by an annual aggregate limit under the Credit Agreement.

The Company's Sixth Amended and Restated Credit Agreement (the "Prior Credit Agreement") dated as of January 24, 2019 provided a revolving credit facility and letters of credit in an aggregate amount equal to $400 million. Interest rates on the revolving credit facility under the Prior Credit Agreement were based on LIBOR plus an additional margin that ranges from 1.125% to 2.00%. In addition, the revolving credit facility under the Prior Credit Agreement was subject to an undrawn commitment fee ranging between 0.15% and 0.25% based on the Total Leverage Ratio and the daily average undrawn balance. The Prior Credit Agreement terminated on December 8, 2022.

Standby letters of credit of $4.9 million have been issued under the Credit Agreement to third parties on behalf of the Company as of December 31, 2024. These letters of credit reduce the amount otherwise available under the Credit Agreement's revolving credit facility. The Company had $395.1 million and $396.1 million of availability under the revolving credit facility as of December 31, 2024 and 2023, respectively.

(9) EQUITY-BASED COMPENSATION

The Company awards equity-based compensation to employees and non-employee directors, which is recognized in the consolidated statements of income based on the grant-date fair value of the award. The Company uses the straight-line method for recording compensation expense over a vesting period generally up to four years with either graded or cliff vesting. Stock compensation expense recognized during the period is based on the value of the portion of equity-based awards that is ultimately expected to vest during the period reduced by the expense on unvested awards forfeited during the period.

The Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (the "Amended 2018 Plan") which includes a total of 1,631,707 shares available for issuance, allows the Company to grant equity-based incentive compensation awards, in the form of non-qualified options, restricted shares, restricted stock units, performance shares, performance stock units, and stock rights to eligible participants.

The Gibraltar Industries, Inc. Amended and Restated 2016 Stock Plan for Non-Employee Directors ("Non-Employee Directors Plan") which includes 200,000 shares available for issuance, allows the Company to grant awards of shares of the Company's common stock to current non-employee Directors of the Company, and permits the Directors to defer receipt of such shares pursuant to the terms of the Non-Employee Directors Plan.

At December 31, 2024, approximately 684,000 shares were available for issuance under the Amended 2018 Plan as incentive stock options or other stock awards, and approximately 75,000 shares were available for issuance under the Non-Employee Directors Plan as awards of shares of the Company's common stock.

The compensation cost for employee and non-employee director equity-based compensation plans for all current and prior year awards granted along with the related tax benefits recognized during the years ended December 31 were as follows (in thousands):

	2024	2023	2022
Total stock compensation expense	$ 10,963	$ 9,750	$ 8,334
Tax benefits recognized related to stock compensation expense	$ 2,302	$ 2,516	$ 2,175

Equity Based Awards - Settled in Stock

The following table provides the number of stock units and common stock granted during the years ended December 31, along with the weighted-average grant-date fair value of each award:

	2024		2023		2022	
Awards	Number of Awards	Weighted Average Grant Date Fair Value	Number of Awards	Weighted Average Grant Date Fair Value	Number of Awards	Weighted Average Grant Date Fair Value
Deferred stock units	3,340	$ 68.86	6,351	$ 54.33	2,460	$ 42.69
Common stock	7,564	$ 68.64	8,468	$ 54.33	15,652	$ 42.49
Restricted stock units	82,930	$ 71.77	99,820	$ 61.93	132,430	$ 43.92
Performance stock units (1)	60,765	$ 77.28	85,323	$ 53.22	108,464	$ 47.00

    (1) The Company's performance stock units ("PSUs") represent shares granted for which the final number of shares earned depends on financial performance. The number of shares to be issued may vary between 0% and 200% of the number of PSUs granted depending on the relative achievement to targeted thresholds. The Company's PSUs with a financial performance condition are based on the Company's return on invested capital ("ROIC") over a one-year period performance period.

Stock Units and Common Stock

The following table summarizes information about non-vested restricted stock units and performance stock units (that will convert to shares upon vesting), deferred stock units and common stock:

	Restricted Stock Units	Weighted Average Grant Date Fair Value	Common Stock	Weighted Average Grant Date Fair Value	Performance Stock Units	Weighted Average Grant Date Fair Value	Deferred Stock Units (2)	Weighted Average Grant Date Fair Value
Balance at December 31, 2023	232,970	$ 53.75	—	$ —	136,246	$ 52.27	44,479	$ 46.90
Granted	82,930	$ 71.77	7,564	$ 68.64	60,765	$ 77.28	3,340	$ 68.86
Adjustments (1)	—	$ —	—	$ —	76,734	$ 53.04	—	$ —
Vested	(63,451)	$ 60.34	(7,564)	$ 68.64	(10,148)	$ 68.73	(13,329)	$ 36.47
Forfeited	(20,109)	$ 60.75	—	$ —	—	$ —	—	$ —
Balance at December 31, 2024	232,340	$ 57.78	—	$ —	263,597	$ 57.62	34,490	$ 53.06

    (1) Adjustments during the first quarter of 2024 for (i) an additional 77,498 units for PSUs granted in 2023 to reflect 200.0% of the target amount granted based on the Company's actual ROIC compared to ROIC target for the performance period ended December 31, 2023, and (ii) a reduction of 764 units for PSUs granted in 2020 to reflect 93.0% of the target amount granted based on individual performance goals ended December 31, 2023.

(2) Vested and issuable upon termination from service as a member of the Company's Board of Directors.

The fair value of the restricted stock units, common stock, performance stock units with a financial performance condition, and deferred stock units granted during the three years ended December 31, 2024 was based on the Company's stock price at grant date of the award.

The following table sets forth the aggregate fair value of restricted stock units, common stock, performance stock units with a financial performance condition, and deferred stock units that vested during the years ended December 31 (in thousands):

	2024	2023	2022
Aggregate fair value of vested restricted stock units	$ 4,626	$ 4,740	$ 3,920
Aggregate fair value of vested common stock	$ 519	$ 460	$ 665
Aggregate fair value of vested performance stock units	$ 788	$ 3,999	$ 6,729
Aggregate fair value of vested deferred stock units	$ 230	$ 345	$ 105

As of December 31, 2024, there was $9.5 million of total unrecognized compensation cost related to non-vested restricted stock units and performance stock units. This cost is expected to be recognized over a weighted average period of 2.0 years.

Equity Based Awards - Settled in Cash

Management Stock Purchase Plan

The Company's equity-based awards that are settled in cash are the awards under the Management Stock Purchase Plan (the "MSPP") which is authorized under the Company's equity incentive plans. The MSPP provides participants the ability to defer a portion of their compensation, convertible to unrestricted investments, restricted stock units, or a combination of both, or defer a portion of their directors' fees, convertible to restricted stock units. Employees eligible to defer a portion of their compensation also receive a company-matching award in restricted stock units equal to a percentage of their deferred compensation.

The deferrals and related company match are credited to an account that represents a share-based liability. The portion of the account deferred to unrestricted investments is measured at fair market value of the unrestricted investments, and the portion of the account deferred to restricted stock units and company-matching restricted stock units is measured at a 200-day average of the Company's stock price. The account will be converted to and settled in cash payable to participants upon retirement or a termination of their service to the Company.

Total MSPP liabilities recorded on the consolidated balance sheet as of December 31, 2024 were $23.7 million, of which $3.2 million was included in accrued expenses and $20.5 million was included in other non-current liabilities. Total MSPP liabilities recorded on the consolidated balance sheet as of December 31, 2023 were $20.0 million, of which $2.0 million was included in accrued expenses and $18.0 million was included in other non-current liabilities. The value of the restricted stock units within the MSPP liabilities was $18.1 million and $17.3 million at December 31, 2024 and 2023, respectively.

The following table provides the number of restricted stock units credited to active participant accounts, balance of vested and unvested restricted stock units within active participant accounts, payments made with respect to MSPP liabilities and MSPP expense during years ended December 31:

	2024	2023	2022
Restricted stock units credited	43,566	48,921	12,365
Restricted stock units balance, vested and unvested	205,221	199,946	158,644
Share-based liabilities paid (in thousands)	$ 2,821	$ 2,392	$ 3,689
MSPP expense (recovery) (in thousands)	$ 3,890	$ 4,710	$ (4,459)

(10) FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices in active markets for similar assets and liabilities.
- Level 3 - Inputs that are unobservable inputs for the asset or liability.

The Company had no financial assets or liabilities measured at fair value on a recurring basis and did not have any financial instruments for which carrying value differed from its fair value at December 31, 2024 and 2023. As of December 31, 2024, the Company had no outstanding indebtedness on its revolving credit facility under its Credit Agreement.

The Company's other financial instruments primarily consist of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values for these financial instruments approximate fair value. The Company did not have any other material assets or liabilities carried at fair value and measured on a recurring basis as of December 31, 2024 and 2023.

Other non-recurring fair value measurements

The Company recognized intangible asset impairment during the years ended December 31, 2024 and 2023 as noted in Note 6, "Goodwill and Related Intangible Assets." The fair values of the impaired intangible assets for 2024 and 2023 was zero, and the carrying values were $11.3 million and $3.8 million, respectively. The Company used unobservable inputs, classified as Level 3 inputs, in determining the fair value of these assets. No impairment charges were recognized during the year ended December 31, 2022.

The Company also applied fair value principles for the goodwill impairment tests performed during 2024, 2023, and 2022. In 2024, the Company elected to performed a quantitative test using two valuation models to estimate the fair values for one of its reporting units and qualitative tests for the remaining five reporting units. In 2023 and 2022, the Company performed quantitative test using two valuation models to estimate the fair values for all its reporting units. Both models primarily use Level 3 inputs. See Note 6 "Goodwill and Related Intangible Assets" of the consolidated financial statements for the results of the Company's goodwill impairment tests.

Additionally, as described in Note 5 "Acquisitions and Divestitures," the Company used Level 3 inputs to estimate fair values allocated to the assets acquired and liabilities assumed related to acquisitions.

(11) EXIT ACTIVITY COSTS AND ASSET IMPAIRMENTS

The Company has incurred exit activity costs and asset impairment charges as a result of its 80/20 simplification and portfolio management initiatives. These initiatives have resulted in the identification of low-volume, low margin, internally-produced products which have been or will be outsourced or discontinued, the simplification of processes, the sale and exiting of less profitable businesses or products lines, and the reduction in the Company's manufacturing footprint.

As a result of process simplification initiatives, the Company has incurred exit activity costs (recoveries) related to moving and closing costs, severance and contract terminations, along with asset impairment charges (recoveries) related to the write-down of inventory and other charges such as warranty costs associated with discontinued product lines. Additionally, the Company has incurred the aforementioned costs resulting from the sale, relocation and/or closure of facilities including two closures and one relocation in 2022.

The following table sets forth the exit activity costs (recoveries) and asset impairment charges (recoveries) incurred by segment during the years ended December 31 related to the restructuring activities described above (in thousands):

	2024			2023			2022		
	Exit Activity	Asset Impairment	Total	Exit Activity	Asset Impairment	Total	Exit Activity	Asset Impairment	Total
Residential	$ 678	$ (72)	$ 606	$ 960	$ 3,851	$ 4,811	$ 1,825	$ 12	$ 1,837
Renewables	9,792	103	9,895	7,558	1,136	8,694	3,256	1,198	4,454
Agtech	477	—	477	718	—	718	771	1,066	1,837
Infrastructure	—	—	—	—	—	—	(63)	—	(63)
Corporate	83	—	83	(32)	—	(32)	250	—	250
Total	$ 11,030	$ 31	$11,061	$ 9,204	$ 4,987	$14,191	$ 6,039	$ 2,276	$ 8,315

The following table provides a summary of where the above exit activity costs and asset impairments are recorded in the consolidated statements of income for the years ended December 31 (in thousands):

	2024	2023	2022
Cost of sales	$ 8,514	$ 12,634	$ 5,258
Selling, general, and administrative expense	2,547	1,557	3,057
Total exit activity costs and asset impairments	$ 11,061	$ 14,191	$ 8,315

The following table reconciles the beginning and ending liability for exit activity costs recorded in current accrued expenses on the consolidated balance sheet relating to the Company's restructuring efforts (in thousands):

	2024	2023
Balance as of January 1	$ 6,725	$ 2,417
Exit activity costs recognized	11,030	9,204
Cash payments	(5,744)	(4,896)
Balance as of December 31	$ 12,011	$ 6,725

(12) INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

The components of income before taxes consisted of the following for the years ended December 31 (in thousands):

	2024	2023	2022
Domestic	$ 167,870	$ 149,348	$ 112,635
Foreign	6,055	(356)	(1,145)
Income before taxes	$ 173,925	$ 148,992	$ 111,490

The provision for income taxes for the years ended December 31 consisted of the following (in thousands):

	2024	2023	2022
Current:			
U.S. Federal	$ 28,126	$ 21,579	$ 17,014
State	7,838	6,048	5,647
Foreign	1,103	32	86
Total current	37,067	27,659	22,747
Deferred:			
U.S. Federal	(440)	8,617	5,259
State	(244)	2,112	1,381
Foreign	202	71	(303)
Total deferred	(482)	10,800	6,337
Provision for income taxes	$ 36,585	$ 38,459	$ 29,084

The provision for income taxes differs from the federal statutory rate of 21% due to the following for the years ended December 31 (in thousands, except for percentages) :

	2024		2023		2022	
Statutory rate	$ 36,524	21.0 %	$ 31,288	21.0 %	$ 23,413	21.0 %
State taxes, less federal effect	5,990	3.5 %	6,446	4.3 %	5,541	5.0 %
Federal tax credits	(2,194)	(1.3)%	(787)	(0.5)%	(549)	(0.5)%
Excess tax benefit on stock based compensation	(292)	(0.2)%	(203)	(0.1)%	(214)	(0.2)%
Executive compensation	1,756	1.0 %	1,369	0.9 %	960	0.9 %
Valuation allowance	(6,027)	(3.5)%	—	— %	—	— %
Other	828	0.5 %	346	0.2 %	(67)	(0.1)%
	$ 36,585	21.0 %	$ 38,459	25.8 %	$ 29,084	26.1 %

Deferred tax liabilities at December 31 consisted of the following (in thousands):

	2024	2023
Depreciation	$ 13,523	$ 13,838
Goodwill	69,155	65,967
Operating leases	11,265	11,325
Intangible assets	—	1,919
Other	1,890	1,847
Gross deferred tax liabilities	95,833	94,896
Capitalized research and development costs	(8,184)	(6,286)
Equity compensation	(7,148)	(6,907)
Operating leases	(11,670)	(11,678)
Intangible assets	(854)	—
Capital loss carryforward	(19,392)	(26,527)
Warranty reserves	(3,901)	(1,790)
Other	(7,476)	(11,215)
Gross deferred tax assets	(58,625)	(64,403)
Valuation allowances	19,434	26,593
Deferred tax assets, net of valuation allowances	(39,191)	(37,810)
Net deferred tax liabilities	$ 56,642	$ 57,086

At December 31, 2024, the Company had total net operating loss carry forwards of $16.9 million, which included $0.2 million for federal and $16.7 million for state. There was no foreign net operating loss carry forward. The federal and state net operating loss carry forwards expire between 2031 and 2044. The Company recognized a total of $0.8 million of deferred tax assets, net of the federal tax benefit, related to these net operating losses prior to any valuation allowances, which included $0.1 million of federal and $0.8 million of state deferred tax assets.

As a result of the sale of the Industrial business during 2021, the Company generated a capital loss of $113.7 million for federal and state purposes to the extent allowable under state tax regulations. Amended Federal returns were filed to carry back $3.7 million of capital loss. As a result of the sale of the Company's electronic locker business within its Residential segment in 2024, $28.7 million of the capital loss was utilized to offset the capital gain from the sale, and the valuation allowance was subsequently adjusted. As of December 31, 2024, the remaining capital loss carry forward is $81.3 million. The capital loss carryforward will expire in 2026. The Company recognized a total of $19.4 million of deferred tax assets, net of the federal benefit, related to this carryforward prior to any valuation allowances, which included $16.5 million of federal and $2.9 million of state deferred tax assets. The Company has a full valuation allowance on the capital loss carry forward and as a result there is no deferred tax asset related to the capital loss.

Deferred taxes include net deferred tax assets relating to certain state and foreign tax jurisdictions. A reduction of the carrying amount of deferred tax assets by a valuation allowance is required if it is more likely than not that such assets will not be realized.

The following sets forth a reconciliation of the beginning and ending amount of the Company's valuation allowance (in thousands):

	2024	2023	2022
Balance as of January 1	$ 26,593	$ 26,488	$ 26,581
Cost charged to the tax provision	11	105	10
Reductions	(7,170)	—	(103)
Balance as of December 31	$ 19,434	$ 26,593	$ 26,488

At December 31, 2024, the Company had approximately $3.7 million of undistributed earnings of foreign subsidiaries. The Company continues to maintain its assertion that all remaining foreign earnings will be indefinitely reinvested. Any excess earnings could be used to grow the Company's foreign operations through launches of new capital projects or additional acquisitions. Determination of the amount of unrecognized deferred U.S. income tax liability related to the Company's remaining unremitted foreign earnings is not practicable due to the complexities associated with its hypothetical calculation.

The Company did not have any unrecognized tax benefits or activity related to such benefits in any of the years presented in the consolidated financial statements. The Company classifies accrued interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties have been recognized during the years presented.

The Company and its U.S. subsidiaries file a U.S. federal consolidated income tax return. Foreign and U.S. state jurisdictions have statute of limitations generally ranging from four to ten years.

In December 2021, the Organization for Economic Cooperation and Development introduced Base Erosion and Profit Shifting ("BEPS") Pillar 2 rules that impose a global minimum tax rate of 15%. Numerous countries, including European Union member states, have enacted or are expected to enact legislation to be effective for tax years beginning as early as January 1, 2024, with general implementation of global minimum tax by January 1, 2025. The Company considered the impacts of BEPS Pillar 2 on its consolidated financial statements and determined that it meets the revenue threshold to be a BEPS taxpayer, however, the Company has met the safe harbor tests such that no additional tax liability applies.

(13) EARNINGS PER SHARE

Weighted average shares outstanding for basic and diluted earnings were as follows for the years ended December 31 (in thousands):

	2024	2023	2022
Basic weighted average shares outstanding	30,538	30,626	32,096
Dilutive effect of common stock options and stock units	231	159	96
Diluted weighted average shares outstanding	30,769	30,785	32,192

The following table provides the potential anti-dilutive common stock units not included in the diluted weighted average shares calculations for the years ended December 31 (in thousands):

	2024	2023	2022
Common stock units	—	26	43

(14) LEASES

The Company's leases are classified as operating leases and consist of manufacturing facilities, distribution centers, office space, vehicles and equipment.

Most of the Company's leases include one or more options to renew, with renewal terms that can extend the respective lease term from one month to ten years. The exercise of lease renewal options is at the Company's sole discretion. As of December 31, 2024 and 2023, the Company's renewal options are not part of the Company's operating lease assets and operating lease liabilities. Certain leases also include options to purchase at fair value the underlying leased asset at the Company's sole discretion.

The components of lease costs for the years ended December 31 were as follows (in thousands):

	2024	2023	2022
Operating lease cost	$ 16,370	$ 12,940	$ 11,191
Short-term lease cost	5,679	4,645	5,694
Total lease cost	$ 22,049	$ 17,585	$ 16,885

Information related to the Company's operating right-of-use assets and related operating lease liabilities for the years ended December 31 were as follows (in thousands):

	2024	2023	2022
Cash paid for amounts included in the measurement of operating liabilities	$ 12,876	$ 10,628	$ 8,835
Right-of-use assets obtained in exchange for new lease liabilities	$ 10,939	$ 27,468	$ 17,008

Information related to the Company's lease terms and discount rates as of December 31 were as follows:

	2024	2023
Weighted-average remaining lease term - operating leases	5.8 years	6.6 years
Weighted-average discount rate - operating leases	5.2 %	5.0 %

The future maturity of the Company's lease liabilities as of December 31, 2024 were as follows (in thousands):

2025	$	13,571
2026		10,959
2027		6,013
2028		5,165
2029		4,698
After 2029		13,753
Total lease payments		54,159
Less: present value discount		(7,561)
Present value of lease liabilities	$	46,598

The Company uses its incremental borrowing rate based on information available at the commencement date of a lease in determining the present value of lease payments as the rates implicit in most of the Company's leases are not readily determinable.

(15) COMMITMENTS AND CONTINGENCIES

The Company is a party to certain claims and legal actions generally incidental to its business. Management does not believe that the outcome of any claims, or other claims which are not clearly determinable at the present time, would result in a material adverse effect on the Company's financial condition or results of operations.

(16) SEGMENT INFORMATION

The Company has four reportable segments: Residential, Renewables, Agtech and Infrastructure. The Company's reportable segments are each managed separately because they design, engineer, manufacture, and where applicable install, distinct products with different production processes.

- Residential consists of operating segments that sell the following products and services to major retail home centers, building material wholesalers, building product distributors, roofing distributors, residential contractors, property management companies, manufactured housing dealers, postal services distributors and providers, and online direct to end consumers: roof and foundation ventilation products, single point and centralized mail systems and electronic package solutions, outdoor living space products (sun-shading), rain dispersion systems, metal roofing job site services, and other construction accessories.

- Renewables consists of an operating segment that sells the following products and services to developers, EPCs and owners / operators of solar fields: design, manufacture and install solar energy mounting systems including foundation, racking, and electrical balance of system.

- Agtech consists of an operating segment that sells the following products and services to large-scale indoor commercial growers and agricultural research and development facilities: design, manufacture and build advanced-technology turnkey greenhouse growing facilities.

- Infrastructure consists of an operating segment that sells the following products to commercial and transportation contractors and fabricators: expansion joints, structural bearings, rubber pre-formed seals and other sealants, elastomeric concrete, and bridge cable protection systems.

When determining the Company's Residential reportable segment, the Company aggregated operating segments to be one reportable segment as the aggregation is consistent with the objectives and principles of Topic 280, *Segment Reporting,* and on the basis that the operating segments have similar economic and operating characteristics.

The accounting policies of the Company's segments are the same as those described in Note 1 "Summary of Significant Accounting Policies." The Company evaluates performance of all its reportable segments on income or loss from operations before interest and income taxes. The following tables illustrate certain measurements used by management to assess the performance of the segments described above for the years ended December 31 (in thousands):

	2024				
	Residential	**Renewables**	**Agtech**	**Infrastructure**	**Total**
Net sales	$ 782,519	$ 285,405	$ 152,811	$ 88,029	$ 1,308,764
Less (1):					
Operating expenses (2)	633,735	282,056	141,771	66,734	1,124,296
Segment profit	148,784	3,349	11,040	21,295	184,468
Reconciliation of segment profit					
Unallocated corporate expenses					(41,445)
Interest income, net					6,171
Other income, net					24,731
Income before taxes					$ 173,925

	2023				
	Residential	**Renewables**	**Agtech**	**Infrastructure**	**Total**
Net sales	$ 814,803	$ 330,738	$ 144,967	$ 87,228	$ 1,377,736
Less (1):					
Operating expenses (2)	671,735	300,578	145,895	68,699	1,186,907
Segment profit (loss)	143,068	30,160	(928)	18,529	190,829
Reconciliation of segment profit					
Unallocated corporate expenses					(40,100)
Interest expense, net					(3,002)
Other income, net					1,265
Income before taxes					$ 148,992

	2022				
	Residential	**Renewables**	**Agtech**	**Infrastructure**	**Total**
Net sales	$ 767,248	$ 377,567	$ 168,868	$ 76,283	$ 1,389,966
Less (1):					
Operating expenses (2)	640,790	352,324	165,954	67,280	1,226,348
Segment profit	126,458	25,243	2,914	9,003	163,618
Reconciliation of segment profit					
Unallocated corporate expenses					(33,516)
Interest expense, net					(4,047)
Other expense, net					(14,565)
Income before taxes					$ 111,490

Footnotes:
(1) The significant expense category and amounts align with the segment-level information that is regularly provided to the CODM.

(2) Operating expenses for each reportable segment includes inventory and manufacturing expenses, employee compensation, depreciation and amortization, freight services, other costs of sales expenses, and other selling, general and administrative expenses. Additionally, operating expenses includes intangible asset impairment recognized in the Renewables and Agtech reportable segments during the year ended December 31, 2024 and intangible asset impairment in Agtech reportable segment during year ended December 31, 2023. There was no intangible asset impairment recognized during the year ended December 31, 2022.

The Company's CODM consisted of the Company's chief executive officer during the years ended December 31, 2024, 2023 and 2022. For the Company's reportable segments, the CODM uses segment income (loss) from operations before interest and income taxes to assess segment performance and allocate resources (including employees, property, and capital resources) for each segment mainly in the annual budget and forecasting process. The CODM considers forecast-to-actual variances on a monthly basis using the income (loss) from operation before interest and taxes for each segment when making decisions about allocating capital and personnel to the segments. The CODM also uses income (loss) from operations before interest and income taxes, along with net sales, to assess the performance for each segment by comparing the results of each segment with one another and in the compensation of certain employees.

The following tables are the reported segment's and unallocated corporate reported depreciation and amortization, and capital expenditures for the years ended December 31 (in thousands):

	2024	2023	2022
Depreciation and Amortization			
Residential	$ 10,416	$ 10,080	$ 8,983
Renewables	8,192	8,671	8,467
Agtech	3,165	3,789	4,377
Infrastructure	2,972	3,137	3,150
Unallocated corporate expenses	2,567	1,701	1,190
Total depreciation and amortization	$ 27,312	$ 27,378	$ 26,167
Capital expenditures			
Residential	$ 10,508	$ 6,913	$ 10,050
Renewables	3,101	1,113	3,589
Agtech	684	1,419	3,177
Infrastructure	1,152	1,313	1,898
Unallocated corporate expenditures	5,030	4,239	1,424
Total capital expenditures	$ 20,475	$ 14,997	$ 20,138

The following table is the reported segment's and unallocated corporate assets at December 31 (in thousands):

	2024	2023	2022
Residential	$ 497,317	$ 515,739	$ 519,567
Renewables	390,881	377,694	392,368
Agtech	156,929	168,213	193,966
Infrastructure	78,366	77,518	80,264
Unallocated corporate assets	295,917	117,287	24,448
Total assets	$ 1,419,410	$ 1,256,451	$ 1,210,613

The following presents disaggregated revenue by timing of transfer of control to customers by reported segment for the years ended December 31 (in thousands):

		2024			
	Residential	Renewables	Agtech	Infrastructure	Total
Point in Time	$ 775,541	$ 30,985	$ 2,862	$ 34,393	$ 843,781
Over Time	6,978	254,420	149,949	53,636	464,983
Total net sales	$ 782,519	$ 285,405	$ 152,811	$ 88,029	$ 1,308,764

		2023			
	Residential	Renewables	Agtech	Infrastructure	Total
Point in Time	$ 808,225	$ 49,123	$ 4,920	$ 31,547	$ 893,815
Over Time	6,578	281,615	140,047	55,681	483,921
Total net sales	$ 814,803	$ 330,738	$ 144,967	$ 87,228	$ 1,377,736

		2022			
	Residential	Renewables	Agtech	Infrastructure	Total
Point in Time	$ 761,576	$ 27,317	$ 13,011	$ 32,983	$ 834,887
Over Time	5,672	350,250	155,857	43,300	555,079
Total net sales	$ 767,248	$ 377,567	$ 168,868	$ 76,283	$ 1,389,966

Net sales by region or origin and long-lived assets by region of domicile for the years ended and as of December 31 were as follows (in thousands):

	2024	2023	2022
Net sales			
North America	$ 1,308,764	$ 1,366,012	$ 1,373,907
Asia	—	11,724	16,059
Total net sales	$ 1,308,764	$ 1,377,736	$ 1,389,966
Long-lived assets			
North America	$ 156,707	$ 154,778	$ 136,553
Asia	70	59	234
Total long-lived assets	$ 156,777	$ 154,837	$ 136,787

(17) SUBSEQUENT EVENT

On February 11, 2025, the Company purchased all the outstanding stock of Lane Supply, Inc., a privately held company that designs, manufactures and installs structural canopies serving the convenience store, travel center, food retail, and quick serve restaurant markets, for $120 million in an all cash transaction, subject to customary working capital and other adjustments, and for which the preliminary purchase price allocation has not yet been determined. Lane Supply, Inc. will be reported as part of the Company's Agtech segment.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Management of the Company, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered in this report. Based upon that evaluation and the definition of disclosure controls and procedures contained in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, the Company's Chief Executive Officer and Chief Financial Officer have concluded that as of the end of such period the Company's disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Gibraltar Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission *(2013 framework)*. Based on the Company's evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included below in this Item 9A of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

The Company implemented a new Enterprise Resource Planning ("ERP") system for two of the Company's operating units in the Residential segment during the quarter ended December 31, 2024. The implementation of these ERP systems are expected to, among other things, improve user access security and automate a number of accounting and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the implementations of these ERP systems, there have been no changes in the Company's internal control over financial reporting (as defined by Rule 13a-15(f)) that occurred during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Gibraltar Industries, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Gibraltar Industries, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gibraltar Industries, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated February 19, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 19, 2025

Item 9B. *Other information*

During the quarter ended December 31, 2024, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. _Directors, Executive Officers and Corporate Governance_

The information called for by this Item 10 is incorporated herein by reference to the Company's definitive proxy statement (which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act) relating to the 2025 Annual Meeting (the "Proxy Statement") including under the captions "Proposal 1 - Election of Directors," "Corporate Governance," "Directors and Executive Officers of the Company" and "Stockholders' Proposals," as applicable.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all of the Company's directors, officers, employees and representatives, including the Company's Chief Executive Officer and Chief Financial Officer. The complete text of this Code of Ethics is available in the corporate governance section of the Company's website at www.gibraltar1.com.

The Company intends to disclose future amendments to certain provisions of the Company's Code of Ethics, or waivers of such provisions, applicable to the Company's Chief Executive Officer and Chief Financial Officer on the Company's website identified above.

The information on the Company's website is not, and shall not be deemed to be, a part of this Report or incorporated into any other filings made with the SEC.

Insider Trading Policies and Procedures

The Company has adopted an insider trading policy that governs the purchase, sale, and/or other dispositions of our securities that applies to our directors, officers, employees, and other covered persons and entities, that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of the Company's insider trading policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11. _Executive Compensation_

The information called for by this Item 11 is incorporated herein by reference to the Proxy Statement including under the captions "Non-Employee Director Compensation," "Compensation Discussion and Analysis," and "Compensation of Executive Officers." The information set forth under the subcaption "Compensation and Human Capital Committee Report" and "Audit Committee Report" should not be deemed filed nor should it be incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent the Company specifically incorporates such reports by reference therein.

Item 12. _Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters_

The information in the section "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference.

Item 13. _Certain Relationships and Related Transactions, and Director Independence_

The information in the sections "Corporate Governance" and "Certain Relationships and Related Party Transactions" of the Proxy Statement is incorporated herein by reference.

Item 14. _Principal Accountant Fees and Services_

The information in the section "Information about our Independent Registered Public Accounting Firm" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Annual Report on Form 10K:

(1) Consolidated Financial Statements:

   (i) Report of Independent Registered Public Accounting Firm

   (ii) Consolidated Statements of Income for the Years Ended December 31, 2024, 2023, and 2022

   (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023, and 2022

   (iv) Consolidated Balance Sheets as of December 31, 2024 and 2023

   (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023, and 2022

   (vi) Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2024, 2023, and 2022

   (vii) Notes to Consolidated Financial Statements

(2) Financial Statement Schedule:

   All schedules are omitted because they are not required, or because the required information is provided in the consolidated financial statements, including the notes thereto.

(3) Exhibits Required by Item 601 of Regulation S-K: The list of exhibits to this Annual Report on Form 10-K is set forth on the attached Exhibit Index. Each management contract or compensatory plan or arrangement is identified as such in the Exhibit Index.

(b) Exhibits:

   The documents listed in the Exhibit Index are filed or furnished with this Annual Report on Form 10-K or incorporated by reference into this Annual Report on Form 10-K.

No.	Exhibit
<u>3.1</u>	Certificate of Incorporation of Gibraltar Industries, Inc., as amended by: (i) Certificate of Amendment of Certificate of Incorporation of Gibraltar Industries, Inc. filed on October 27, 2004, (ii) Certificate of Change of Registered Agent and Registered Office of Gibraltar Industries, Inc. filed on May 11, 2005, (iii) Certificate of Amendment of Certificate of Incorporation of Gibraltar Industries, Inc. filed on May 22, 2012, (iv) Certificate of Amendment of Certificate of Incorporation of Gibraltar Industries, Inc. filed on May 11, 2015, (v) Certificate of Change of Registered Agent and/or Registered Office filed on January 10, 2019, (vi) Certificate of Amendment of Certificate of Incorporation of Gibraltar Industries, Inc. filed on May 6, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on August 3, 2021), and (vii) <u>Certificate of Amendment of Certificate of Incorporation of Gibraltar Industries, Inc.</u> filed on May 3, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 8, 2023)
<u>3.2</u>	Second Amended and Restated By-Laws of Gibraltar Industries, Inc., effective as of December 7, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K/A filed on December 9, 2022)
<u>4.1</u>	Description of Registrant's Securities (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K/A filed on December 9, 2022)
<u>10.1</u>*	Correspondence dated December 17, 2018, from William P. Montague to William T. Bosway (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 7, 2019)
<u>10.2</u>*	Restrictive Covenants and Severance Agreement by and between Gibraltar Industries, Inc. and William T. Bosway, dated December 17, 2018 and effective January 2, 2019 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 7, 2019)
<u>10.3</u>*	Correspondence dated June 6, 2024, from William T. Bosway to Joseph A. Lovechio **
<u>10.4</u>*	Correspondence dated October 13, 2020, from William T. Bosway to Katherine E. Bolanowski **
<u>10.5</u>*	Correspondence dated April 11, 2023, from William T. Bosway to Janet A. Catlett **
<u>10.6</u>*	Gibraltar Industries, Inc. Change in Control Executive Severance Plan, effective as of July 28, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 2, 2023)
<u>10.7</u>*	Change in Control Agreement between the Company and William T. Bosway dated December 17, 2018 and effective January 2, 2019 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed January 7, 2019), as amended by <u>First Amendment to Change in Control Agreement and Employment Agreement</u>, dated July 28, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 2, 2023)
<u>10.8</u>*	Gibraltar Deferred Compensation Plan Amended and Restated, effective January 1, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 24, 2009)
<u>10.9</u>*	Amended and Restated Gibraltar Industries, Inc. 2005 Equity Incentive Plan (incorporated by reference to <u>Exhibit 10.1</u> to the Company's Current Report on Form 8-K filed December 21, 2006), as amended by Second Amendment to Third Amendment and Restatement of Equity Incentive Plan, dated May 7, 2015 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed May 12, 2015)
<u>10.10</u>*	Gibraltar Industries, Inc. Omnibus Code Section 409A Compliance Policy, dated December 30, 2008 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed January 6, 2009)
<u>10.11</u>*	Summary Description of Annual Management Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 24, 2009)

No.	Exhibit
10.12	Credit Agreement dated as of December 8, 2022 among Gibraltar Industries, Inc. and Gibraltar Steel Corporation of New York, as borrowers, the lenders named therein, KeyBank National Association, as administrative agent, swing line lender and issuing lender, KeyBanc Capital Markets Inc., as joint lead arranger and joint book runner, Bank of America, N.A., M&T Bank, PNC Bank, National Association, as joint lead arrangers, joint book runners and co-syndication agents, and Comerica Bank, TD Bank, N.A. and Wells Fargo Bank, National Association, as co-documentation agents (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 9, 2022) (1)
10.13*	Gibraltar Industries, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed January 7, 2016), and as amended by Gibraltar Industries, Inc. 2015 Equity Incentive Plan First Amendment dated May 5, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 9, 2017)
10.14*	Gibraltar Industries, Inc. 2015 Management Stock Purchase Plan dated May 7, 2015 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed May 12, 2015), as amended by the First Amendment to the Management Stock Purchase Plan dated December 31, 2015 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed January 7, 2016), and further amended by the Gibraltar Industries, Inc. Management Stock Purchase Plan Second Amendment dated January 28, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 28, 2016)
10.15*	Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 8, 2023)
10.16*	Gibraltar Industries, Inc. 2018 Management Stock Purchase Plan dated November 1, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 1, 2018)
10.17*	Gibraltar Industries, Inc. 2015 Equity Incentive Plan Form of Award of Non-Qualified Options dated December 31, 2015 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 7, 2016)
10.18*	Gibraltar Industries, Inc. Amended and Restated 2016 Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 5, 2022)
10.19*	Gibraltar Industries, Inc. Amended and Restated 2016 Stock Plan for Non-Employee Directors Form of Award of Common Stock (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 5, 2022)
10.20*	Gibraltar Industries, Inc. Non-Employee Director Stock Deferral Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 10, 2016)
10.21*	Gibraltar Industries, Inc. 2018 Equity Incentive Plan Form of Award of Performance Units dated May 4, 2018 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 filed February 27, 2019)
10.22*	Gibraltar Industries, Inc. 2018 Equity Incentive Plan Form of Award of Restricted Units dated May 4, 2018 (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 filed February 27, 2019)
10.23*	Form of Award of Performance Units under the Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed August 2, 2023)
10.24*	Form of Award of Restricted Units (Executive) under the Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed November 2, 2023)

No.	Exhibit
10.25*	Form of Award of Restricted Units (Management) under the Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed November 2, 2023)
10.26*	Form of Award of Restricted Units (CEO Discretionary) under the Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed November 2, 2023)
19.1**	Insider Trading Policy
21.1**	Subsidiaries of the Registrant
23.1**	Consent of Independent Registered Public Accounting Firm
31.1**	Certification of Chairman of the Board, President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2**	Certification of Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**^	Certification of Chairman of the Board, President and Chief Executive Officer pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**^	Certification of Vice President and Chief Financial Officer pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Gibraltar Industries, Inc. Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed February 21, 2024)
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

(1) Schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish any omitted schedules or exhibits upon the request of the Securities and Exchange Commission. A list of the omitted schedules and exhibits to this agreement is set forth in the agreement.

   * Document is a management contract or compensatory plan or agreement.

  ** Submitted electronically with this Annual Report on Form 10-K.

  ^ Documents are furnished not filed.

(c) Financial Statement Schedules

    None.

Item 16. *Form 10-K Summary*

    None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


GIBRALTAR INDUSTRIES, INC.


By: /s/ William T. Bosway

       William T. Bosway

       Chairman of the Board, President and Chief Executive Officer

Dated: February 19, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ William T. Bosway William T. Bosway	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	February 19, 2025
/s/ Joseph A. Lovechio Joseph A. Lovechio	Vice President and Chief Financial Officer (principal financial and accounting officer)	February 19, 2025
/s/ Atlee Valentine Pope Atlee Valentine Pope	Lead Independent Director	February 19, 2025
/s/ Mark G. Barberio Mark G. Barberio	Director	February 19, 2025
/s/ James S. Metcalf James S. Metcalf	Director	February 19, 2025
/s/ Gwendolyn G. Mizell Gwendolyn G. Mizell	Director	February 19, 2025
/s/ Linda K. Myers Linda K. Myers	Director	February 19, 2025
/s/ James B. Nish James B. Nish	Director	February 19, 2025
/s/ Manish H. Shah Manish H. Shah	Director	February 19, 2025

GIBRALTAR

Safe Harbor Statement

Certain information set forth herein includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and, therefore, are, or may be deemed to be, "forward-looking statements." These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "seeks," "projects," "intends," "plans," "may," "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, competition, strategies and the particular markets in which we operate. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in Item 1A "Risk Factors." Those factors should not be construed as exhaustive and should be read with the other cautionary statements herein. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the particular markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained herein. In addition, even if our results of operations, financial condition and liquidity and the development of the particular markets in which we operate are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make herein speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Performance Graph

The performance graph shown below compares the cumulative total shareholder return on the Company's common stock, based on the market price of the common stock, with the total return of the S&P SmallCap 600 Index and the S&P SmallCap 600 Industrials Index for the five-year period ended December 31, 2024. The comparison of total return assumes that a fixed investment of $100 was invested on December 31, 2019 in common stock and in each of the foregoing indices and further assumes the reinvestment of dividends. The stock price performance shown on the graph is based on historical results and is not necessarily indicative of future price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Gibraltar Industries Inc., the S&P SmallCap 600 Index, and S&P SmallCap 600 Industrials

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

GIBRALTAR

Reconciliation of GAAP and Adjusted Financial Measures (in thousands, except % and per share data)

	Year Ended December 31, 2024					
	Income from operations	Operating margin	Income before taxes	Provision for income taxes	Net income	Net income per share – diluted
As reported in GAAP statements	$ 143,023	10.9%	$ 173,925	$ 36,585	$ 137,340	$ 4.46
Restructuring charges (1)	11,061	0.8%	11,061	2,738	8,323	0.27
Senior leadership transition, acquisition and portfolio management related costs (2)	2,635	0.1%	(23,329)	8	(23,337)	(0.76)
Intangible asset impairment (3)	11,300	0.9%	11,300	2,825	8,475	0.28
Adjusted financial measures	$ 168,019	12.8%	$ 172,957	$ 42,156	$ 130,801	$ 4.25

(1) Comprised primarily of exit activities costs and impairments of assets associated with 80/20 simplification, lean initiatives and / or discontinued operations.
(2) Represents senior leadership transition ("SLT") costs associated with changes in leadership positions, acquisition related expenses including due diligence costs and portfolio management costs resulting from terminated or liquidated businesses, including the ($25.3 million) gain on sale of the residential electronic locker business recognized as other income and not included in income from operations.
(3) Represents write-off of indefinite-lived trademarks.

	Year Ended December 31, 2023					
	Income from operations	Operating margin	Income before taxes	Provision for income taxes	Net income	Net income per share – diluted
As reported in GAAP statements	$ 150,729	10.9%	$ 148,992	$ 38,459	$ 110,533	$ 3.59
Restructuring charges (4)	18,072	1.3%	18,072	4,583	13,489	0.43
Portfolio management and acquisition related items (5)	4,273	0.4%	2,831	1,060	1,771	0.07
Adjusted financial measures	$ 173,074	12.7%	$ 169,895	$ 44,102	$ 125,793	$ 4.09

(4) Comprised primarily of exit activities costs and impairments of assets associated with 80/20 simplification, lean initiatives and / or discontinued operations and costs associated with new and / or terminated senior leadership positions.
(5) (i) "*Income from operations*" and "*operating margin*" comprised primarily of consulting and legal fees for the acquisition and integration of recent business combinations, along with the results generated by the processing business liquidated in 2023 and the Japan renewables business sold in 2023; and (ii) "*Income before taxes*," "*provision for income taxes*," "*net income*" and "*net income per share – diluted*" comprised primarily of consulting and legal fees for the acquisition and integration of recent business combinations, along with the results generated by the processing business liquidated in 2023 and the results generated by and loss from the Japan renewables business sold in 2023.

GIBRALTAR

Reconciliation of GAAP to Adjusted Financial Measures (in thousands, except %)

	Years Ended December 31,	
	2024	2023
Net sales	$ 1,308,764	$ 1,377,736
Less: Portfolio management (1)	—	(15,783)
Adjusted net sales	1,308,764	1,361,953
Income from continuing operations	137,340	110,533
Provision for income taxes	36,585	38,459
Interest (income) expense, net	(6,171)	3,002
Other income	(24,731)	(1,265)
Income from operations	143,023	150,729
Adjusted measures (2)	24,996	22,345
Adjusted income from operations	168,019	173,074
Adjusted operating margin	12.8 %	12.7 %
Adjusted other expense	1,233	228
Depreciation and amortization	27,312	27,378
Less: Japan renewables business depreciation and amortization	—	(676)
Adjusted depreciation and amortization	27,312	26,702
Stock compensation expense	10,963	9,750
Less: SLT related stock compensation expense	(152)	—
	10,811	9,750
Adjusted EBITDA	$ 204,909	$ 209,298
Adjusted EBITDA margin	15.7 %	15.4 %
Cash flow – operating activities	$ 174,264	$ 218,476
Purchase of property, plant, and equipment, net	(19,930)	(13,906)
Free cash flow	$ 154,334	$ 204,570
Free cash flow - % of adjusted net sales	11.8 %	14.9 %

(1) Represents the net sales generated by the Japan renewables business sold in 2023 and the processing business liquidated in 2023.
(2) Adjusted measures details are presented on the corresponding "Reconciliation of GAAP and Adjusted Financial Measures."

GIBRALTAR

Trading information

Gibraltar's stock trades on The NASDAQ Stock Market under the symbol "ROCK."

Quarterly Stock Price Data

The following table represents the high, low, and closing prices of Gibraltar's common stock and average daily trading volume during each quarter of 2024.

2024	High	Low	Close	Average Daily Volume
Q1	$87.40	$68.41	$80.53	191,000
Q2	$81.46	$67.44	$68.55	156,000
Q3	$81.90	$61.92	$69.93	186,000
Q4	$74.97	$58.28	$58.90	193,000

Shareholders

As of March 17, 2025, there were 28 shareholders of record of the Company's stock. The Company believes it has a significantly higher number of stockholders because of the number of shares held by nominees.

Form 10-K and Other Information

In addition to the Company's Web site, information may be requested by writing or calling:

Joseph A. Lovechio
3556 Lake Shore Road
PO Box 2028
Buffalo, NY 14219-0228
716.826.6500 ext. 6309
jlovechio@gibraltar1.com

Transfer Agent

Please direct questions about lost certificates, changes of address, and consolidation of accounts to the Company's transfer agent and registrar:

Equiniti Trust Company ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

General Communications
EQ
PO Box 500
Newark, NJ 07101
718-921-8124
(800) 937-5449

Independent Auditors

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Annual Meeting

April 30, 2025, 11:00 a.m. E.T.
Virtual meeting format
www.virtualshareholdermeeting.com/ROCK2025

Company Information on the Internet

Gibraltar maintains a Corporate Web site, which can be accessed at www.gibraltar1.com

Gibraltar Industries, Inc.
3556 Lake Shore Road
P O Box 2028
Buffalo, NY 14219-0228
716-826-6500
www.gibraltar1.com